MOLSON

RECEIVED
OCT 08 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 202

04045554

SUPPL

File No. 82-2954

October 7, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
OCT 20 2004
THOMSON
FINANCIAL

Encl.

dlw 10/20

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 521-1786 • Facsimile: (514) 590-6358 • www.molson.com

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
502	▪ Amended and Restated Partnership Agreement Molson-Coors Canada	Oct. 5/04	003
	▪ Form 1 – Change in Issued and Outstanding Shares filed with the TSX for month of September 2004	Oct. 7/04	105

MOLSON

Marie Giguère
Senior Vice-President,
Chief Legal Officer and Secretary

October 5, 2004

TO: Alberta Securities Commission
Autorité des marchés financiers (Québec)
British Columbia Securities Commission
Department of Government Services, Newfoundland and Labrador
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Government of Northwest Territories
Prince Edward Island Securities Office
Registrar of Securities, Government of Nunavut
Saskatchewan Financial Services Commission

Dear Sir/Madam:

Re: Molson Inc.

In response to certain enquiries relating to the termination provisions of the Molson-Coors Canada partnership agreement, Molson is filing today the attached copy of the Amended and Restated Partnership Agreement dated December 31, 2000 between Coors Canada Inc., Molson Inc, and Carling O'Keefe Breweries of Canada Limited.

In light of the commercially sensitive nature of certain aspects of this agreement, certain sections in the attached copy have been blacked out.

Yours truly,

Marie Giguère
Senior Vice President, Chief Legal Officer and Secretary

Molson Inc.
1555 Notre Dame Street East, Montreal, Quebec, Canada H2L 2R5
Telephone: (514) 590-6330 • Facsimile: (514) 590-6332 • E-mail: mxgiguer@molson.com
www.molson.com

COORS CANADA INC.

- and -

MOLSON INC.

- and -

CARLING O'KEEFE BREWERIES OF CANADA LIMITED

AMENDED AND RESTATED PARTNERSHIP AGREEMENT

December 31, 2000

TABLE OF CONTENTS

ARTICLE 1. INTERPRETATION

ARTICLE 2. THE PARTNERSHIP

ARTICLE 3. CONTRIBUTIONS, FINANCIAL MATTERS AND BRANDS

ARTICLE 4.
GOVERNANCE OF THE PARTNERSHIP

ARTICLE 5.
OFFICERS

ARTICLE 6.
ACCOUNTS, BANKING AND INSURANCE

ARTICLE 7.
GENERAL MATTERS RELATING TO THE HOLDING OF PARTNERSHIP INTERESTS

ARTICLE 8.
TERMINATION

ARTICLE 9.
CONFIDENTIALITY

ARTICLE 10.
DISPUTE RESOLUTION

ARTICLE 11.
GENERAL PROVISIONS

AMENDED AND RESTATED PARTNERSHIP AGREEMENT

THIS AGREEMENT is made as of December 31, 2000.

B E T W E E N:

COORS CANADA INC., a corporation incorporated under the laws of Canada

("CCI")

- and -

MOLSON INC., a corporation amalgamated under the laws of Canada

("Molson")

- and -

CARLING O'KEEFE BREWERIES OF CANADA LIMITED, a Corporation incorporated under the laws of the Province of Ontario

("Carling")

RECITALS:

A. CCI, Molson and Carling agreed to form a general partnership on the terms and conditions set forth in a partnership agreement dated as of December 8, 1997 (the "Original Agreement") for the purpose of developing aggressively the business related to Licensed Brands in Canada, so as to maximize profits from that business by allowing the Partnership to maximize the synergies available from (i) Licensed Brands and the marketing experience and expertise of Coors U.S.A., (ii) the infrastructure and commodity purchasing power of Molson Canada and Coors U.S.A., and (iii) the brewing, distribution and sales capacity of Molson Canada, and with the view to expanding significantly the business related to Licensed Brands in Canada beyond the levels of market share and territorial penetration Licensed Brands now have in Canada;

B. CCI, Molson and Carling entered into the Original Agreement to provide for the conduct of the business and affairs of the Partnership, to provide for restrictions on the transfer and

ownership of their interests in the Partnership and to govern their relationship as partners in the Partnership;

C. the Original Agreement was amended and restated as of December 31, 1998 to reflect the acquisition by Molson of all of the outstanding shares of Carling on June 23, 1998; and

D. CCI, Molson and Carling have agreed to the further amendments and restatement as hereinafter set forth, and to amend the Manufacturing Agreement, in order to give Molson more security against termination, to make provision for testing and possible launch by Molson of Molson branded light beer products, to provide for increased support for the Licensed Brands in Canada and to improve the profitability incentive for Molson and Carling to increase the sales volume of the "Coors Light" brand in Canada.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE 1.

INTERPRETATION

1.1. Definitions

In this Agreement,

1.1.1. **"Abandoned Brand"** has the meaning attributed to such term in section 3.13.5.1;

1.1.2. **"Abandonment Threshold"** means, subject to [redacted] in respect of a Licensed Brand, a Category Market Share for such Brand of [redacted]%;

1.1.3. **"Acceleration Notice"** has the meaning attributed to such term in section 8.3.4.1;

1.1.4. **"Affiliate"** means, in respect of any entity, any Person which, directly or indirectly, Controls or is Controlled by or is under common Control with such entity and for the purposes of this Agreement Molson Canada (and each Person which it directly or indirectly Controls) shall be deemed an Affiliate of each of the Molson Partners for so long

as such Molson Partner is a partner, or has an ownership interest, in Molson Canada, either directly or indirectly through an Affiliate of such Molson Partner;

1.1.5. **"Agreement"** means this amended and restated agreement and all schedules attached to this agreement, in each case as they may be supplemented or amended from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this agreement, and unless otherwise indicated, references to Articles and sections are to the specified Articles and sections in this agreement;

1.1.6. **"Appointee"** has the meaning attributed to such term in section 10.3.1;

1.1.7. **"Approved Business Plans"** means any business plans of the Partnership which have been approved by the Board of Directors, as the same may be amended or varied from time to time provided that such amendment or variation has also been approved by the Board of Directors;

1.1.8. **"Auditors"** means the firm of chartered accountants referred to in section 6.4;

1.1.9. **"Available Cash"** has the meaning attributed to such term in section 3.9.5;

1.1.10. **"Beer Category"** means the alternative market categories of malt beverages set forth in Schedule 3.13.1 which are relevant for the purposes of determining the Category Market Share of a particular Brand;

1.1.11. **"Board of Directors"** means the Board of Directors of the Partnership established initially pursuant to section 4.2 as it may be reconstituted from time to time in accordance with sections 4.3 and 4.4;

1.1.12. **"Brand"** means a brand of malt beverage;

1.1.13. **"Brewer"** means a Person who, either directly or through its Affiliates, engages in brewing malt beverages for sale to the public;

1.1.14. **"Business Day"** means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario;

1.1.15. **"Canadian Market Share"** means, in respect of a Brand, the Brand's share (expressed as a percentage) of the Canadian market for all malt beverages, as derived from industry data sources;

1.1.16. **"Carling"** means Carling O'Keefe Breweries of Canada Limited, a direct or indirect wholly-owned subsidiary of Molson;

1.1.17. **"Category Market Share"** means, in respect of a Brand, the Brand's share (expressed as a percentage) of the Canadian market for the Brand's Beer Category, as derived from industry data sources;

1.1.18. **"CCI"** means Coors Canada Inc., a direct or indirect wholly-owned subsidiary of Adolph Coors Company;

1.1.19. **"CCI Business"** means all aspects of brewing, distribution, sales and marketing in Canada of malt beverages from time to time conducted by CCI, or another Affiliate of Coors U.S.A., outside of the Partnership, which shall be restricted to Brands which are New Brands rejected in accordance with sections 3.13.3 or 3.13.4 or Abandoned Brands as determined in accordance with section 3.13.5;

1.1.20. **"Chair"** has the meaning ascribed to such term in section 4.9;

1.1.21. **"Change of Control"** shall be deemed to have occurred:

1.1.21.1. in respect of Molson and Carling,

1.1.21.1.1. if a Person, who at the time of acquisition is not a Competitor of Coors, at any time after the date hereof acquires Control of Molson or Carling;

1.1.21.1.2. if a Person, who at the time of acquisition is a Competitor of Coors, acquires a Significant Investment in Molson or Carling;

1.1.21.1.3. if at any time after the date hereof a Brewer, other than a Molson Partner or a permitted Transferee of the Interest of a Molson

Partner, acquires any ownership interest in Molson Canada, or in any subsidiary of Molson Canada's through which Molson Canada performs all or part of its obligations under the Manufacturing Agreement, if in respect of the subsidiary or former subsidiary (as applicable), it continues to perform obligations on behalf of Molson Canada under the Manufacturing Agreement;

1.1.21.1.4. if a Person, other than a Partner or any of their respective wholly-owned subsidiaries, acquires, directly or indirectly, any ownership interest in Molson Canada and in connection therewith it may direct, or cause to be directed, the management decision-making authority for any activities of Molson Canada in relation to any aspect of the Partnership Business or the Manufacturing Agreement and, for greater certainty, such management decision-making authority would exist if such Person had the ability to prevent or delay the management of Molson Canada from making any management decision or taking any action in respect of such matters; or

1.1.21.1.5. if Molson (whether directly or indirectly through its Affiliates) has less than a 60% ownership interest in Molson Canada;

except, in any such case, with the prior written consent of CCI or pursuant to a permitted Transfer provided in section 7.2 or 7.3; provided that:

1.1.21.1.6. for the purposes of sections 1.1.21.1.3 to 1.1.21.1.5 (both inclusive), the acquisition by any Person of securities of either of Molson or Carling, shall be deemed not to constitute the acquisition of an ownership interest in Molson Canada; and

1.1.21.1.7. for the purposes of section 1.1.21.1.1, if a member of the Molson Family acquires Control of Molson or Carling, such acquisition shall not constitute a "Change of Control"; and

1.1.21.2. in respect of CCI,

1.1.21.2.1. if a Person, who at the time of acquisition is not a Competitor of Molson, at any time after the date hereof acquires Control of Adolph Coors Company;

1.1.21.2.2. if a Person, who at the time of such acquisition is a Competitor of Molson, at any time after the date hereof acquires a Significant Investment in Adolph Coors Company;

1.1.21.2.3. if at any time after the date hereof a Brewer, other than Adolph Coors Company or a permitted Transferee of the Interest of CCI, acquires an ownership interest in Coors U.S.A., or in any subsidiary of Adolph Coors Company or Coors U.S.A. through which the rights referred to in the License have been granted directly or indirectly to the Partnership, if in respect of the subsidiary or former subsidiary (as applicable), it continues to exercise rights, directly or indirectly under the License;

1.1.21.2.4. if a Person acquires, directly or indirectly, any ownership interest in Coors U.S.A. and in connection therewith it may direct, or cause to be directed, the management decision-making authority for any activities of Coors U.S.A. in relation to any aspect of the Partnership Business or the License and, for greater certainty, such management decision-making authority would exist if such Person had the ability to prevent or delay the management of Coors U.S.A. from making any management decision or taking any action in respect of such matters; or

1.1.21.2.5. if Adolph Coors Company, directly or indirectly, owns securities representing less than 60% of the votes that may be cast to elect the directors of Coors U.S.A.;

except, in any such case, with the prior written consent of Molson or pursuant to a permitted Transfer provided in sections 7.2 or 7.3; provided that for the purposes of section 1.1.21.2.1, if a member of the Coors Family acquires Control of Adolph Coors Company, such acquisition shall not constitute a "Change of Control";

1.1.22. **"Competitor of Coors"** means, at the date of determination, any Person which, directly or indirectly through an Affiliate, in respect of its own Brands and Brands of Affiliates (including licensed Brands of each of them) has a share of the United States market for malt beverages, collectively, in excess of 3%, and any of Cerveceria Modelo S.A. de C.V., Interbrew S.A./N.V., John Labatt Limited or their respective Affiliates (collectively, the "Market Leaders");

1.1.23. **"Competitor of Molson"** means, at the date of determination, any Person which directly or indirectly through an Affiliate markets malt beverages in Canada, including Interbrew S.A./N.V. and John Labatt Limited or their respective Affiliates, but does not include, at the date of determination, CCI or another Affiliate of Coors U.S.A. which is carrying on only the CCI Business;

1.1.24. **"Confidential Information"** means all information, data, intellectual property (including trade secrets) and facts related to the Partnership Business including, but not limited to, product design, customers, suppliers, business plans and development and marketing strategies and techniques;

1.1.25. **"Control"** (including, with correlative meanings, the terms **"Controlled by"** and **"under common Control with"**), with respect to any Person, means beneficially owning directly or indirectly, other than by way of security only, or exercising control or direction over (i) securities of such Person to which are attached more than 50% of the votes that may be cast to elect directors or other like managers of such Person, or (ii) where a Person has more than one class of securities outstanding, more than 50% of that class of securities which has the right to elect a majority of such directors or managers;

1.1.26. **"Coors' Brands"** means, from time to time, those Brands manufactured under trademarks owned by or licensed to Coors U.S.A. or its Affiliates for territories which include any of the Provinces;

1.1.27. **"Coors Family"** means,

1.1.27.1. individuals who are descendants of Adolph Coors, the founder of the first brewery which later evolved to become Adolph Coors brewery, including

adopted issue and issue born out of wedlock as well as spouses and former spouses (including widows and widowers), whether or not lawfully married, of any of such individuals and spouses, former spouses (including widows and widowers) and descendants of such spouses or former spouses (including widows and widowers);

1.1.27.2. trusts, the beneficiaries of which are only one or more of the individuals described in section 1.1.27.1;

1.1.27.3. corporations or other entities, all of the shares or ownership interests of which are owned by any one or more of the individuals described in section 1.1.27.1 or trusts described in sections 1.1.27.2 or 1.1.27.4;

1.1.27.4. trusts, the beneficiaries of which are limited to any of the Persons described in sections 1.1.27.1 to 1.1.27.3 (both inclusive) and one or more charities;

1.1.27.5. any pension or benefit plan established for the benefit of employees of Adolph Coors Company or its Affiliates;

1.1.27.6. any corporation with charitable or educational objects or any trust the beneficiaries of which are charities, with respect to which officers or directors of Adolph Coors Company or persons described in section 1.1.27.1 comprise all of the directors or trustees; and

1.1.27.7. any foundation or charitable organization, a majority of the trustees or governors of which are individuals described in section 1.1.27.1 or directors or officers of Adolph Coors Company, including without limitation, The Coors Foundation;

1.1.28. **"Coors U.S.A."** means Coors Brewing Company, a wholly-owned subsidiary of Adolph Coors Company;

1.1.29. **"Current Fiscal Year"** has the meaning attributed to such term in section 3.8.3;

1.1.30. **"Departing Partner"** has the meaning attributed to such term in section 3.8.1;

1.1.31. **"Determination Time"** has the meaning attributed to such term in section 3.8.1;

1.1.32. **"Director"** means a member of the Board of Directors;

1.1.33. **"Dispute"** has the meaning attributed to such term in section 10.1;

1.1.34. **"Effective Date"** has the meaning ascribed to that term in the Manufacturing Agreement;

1.1.35. **"Event of Termination"** has the meaning attributed to such term in section 8.1;

1.1.36. **"Excess"** has the meaning attributed to such term in section 3.12.2.2;

1.1.37. **"Excess Portion"** has the meaning attributed to such term in section 3.8.3;

1.1.38. **"Expert"** has the meaning attributed to such term in section 10.3.1;

1.1.39. **"Expert Dispute"** has the meaning attributed to such term in section 10.2;

1.1.40. **"Future Profit NPV"** at any time is the present value over the NPV Period of equal monthly payments for each complete calendar month in the NPV Period of one-twelfth of the amount determined by the Auditors to be the profit of the Partnership, if any, for the last completed [redacted] of the Partnership ending before such time, as determined by the Auditors, discounted monthly at the rate equal to one-twelfth of the sum of (i) the Prime Rate and (ii) [redacted]%;

1.1.41. **"Governmental Approval"** means the consent of any Governmental Authority which may be required at any time and from time to time to ensure that the holding or the purchase by a Partner of an Interest is not in contravention of any law, regulation or published policy of, or administered by, the Governmental Authority or which may be required in order to ensure that, notwithstanding the purchase or holding by a Partner of an Interest, the holding or continued holding by the Partnership of any franchise, license,

permit or other permission or authority required to carry on the Partnership Business or any aspect of the Partnership Business is unaffected;

1.1.42. **"Governmental Authority"** means Investment Canada, the Director under the *Competition Act* (Canada) and the Competition Tribunal established thereunder and any other Person exercising regulatory jurisdiction over the Partnership or any aspect of the Partnership Business;

1.1.43. **"Growth Factor"** has the meaning attributed to such term in section 3.8.3;

1.1.44. **"Implementation Agreements"** means, collectively, the Master Agreement, the License, the MB License, the Manufacturing Agreement, this Agreement and the "Side Letters" (as defined in the Master Agreement);

1.1.45. **"Initial Brands"** means the Coors' Brands which are the initial Licensed Brands of the Partnership identified in section 3.13.1;

1.1.46. **"Initial Meeting"** has the meaning ascribed to such term in section 4.7;

1.1.47. **"Initiator"** has the meaning attributed to such term in section 10.3.1;

1.1.48. **"Interest"** means all right, title and interest of a Partner in and to the Partnership and the assets of the Partnership as determined by this Agreement and applicable law;

1.1.49. **"License"** means the license agreement entered into by the Partnership and CCI as of December 8, 1997, as the same may be amended from time to time in accordance with the terms of this Agreement;

1.1.50. **"Licensed Brands"** means at a particular time the Coors' Brands licensed to the Partnership pursuant to the License at that time;

1.1.51. **"Licensed Provinces"** means, in respect of any Licensed Brand at a particular time, the Provinces in respect of which the Partnership has the rights pursuant to the License to manufacture, distribute, market and sell that Licensed Brand at that particular time;

1.1.52. **"Light Beer"** means [redacted]

1.1.53. **"Liquidator"** has the meaning attributed to such term in section 8.6.4.2;

1.1.54. **"Manufacturing Agreement"** means the amended and restated manufacturing, distribution and sales agreement entered into by the Partnership and Molson Canada as of December 8, 1997, as amended and restated as of December 31, 1998, as the same may be amended from time to time in accordance with the terms of this Agreement;

1.1.55. **"Master Agreement"** means the agreement bearing that name dated April 15, 1997 entered into by the Partners and others, as amended and supplemented from time to time;

1.1.56. [redacted]

1.1.57. **"MB License"** means the license agreement entered into by the Partnership and Molson Canada as of December 8, 1997, as it may be amended from time to time in accordance with the terms of this Agreement;

1.1.58. **"Molson"** means Molson Inc., a corporation incorporated under the laws of Canada, and which changed its name from The Molson Companies Limited effective June 29, 1999;

1.1.59 **"Molson Canada"** has the meaning attributed to such term in the Manufacturing Agreement;

1.1.60 **"Molson Family"** means,

1.1.60.1. individuals who are descendants of John Molson, the founder of the first brewery which later evolved to become Molson Canada, including adopted issue and issue born out of wedlock as well as spouses and former spouses (including widows and widowers), whether or not lawfully married, of any of such individuals and spouses, former spouses (including widows and widowers) and descendants of such spouses or former spouses (including widows and widowers);

1.1.60.2. trusts, the beneficiaries of which are only one or more of the individuals described in section 1.1.60.1;

1.1.60.3. corporations or other entities, all of the shares or ownership interests of which are owned by any one or more of the individuals described in section 1.1.60.1 or trusts described in sections 1.1.60.2 or 1.1.60.4;

1.1.60.4. trusts, the beneficiaries of which are limited to any of the Persons described in sections 1.1.60.1 to 1.1.60.3 (both inclusive) and one or more charities;

1.1.60.5. any pension or benefit plan established for the benefit of employees of Molson or its Affiliates;

1.1.60.6. any corporation with charitable or educational objects or any trust the beneficiaries of which are charities, with respect to which officers or directors of Molson or individuals described in section 1.1.60.1 comprise all of the directors or trustees; and

1.1.60.7. any foundation or charitable organization, a majority of the trustees or governors of which are individuals described in section 1.1.60.1 or directors or

officers of Molson, including without limitation, The Molson Foundation and The Molson Companies Donations Fund;

1.1.61 **"Molson Partners"** means, at the date hereof, Molson and Carling, collectively and, at any time after the date hereof means those Persons or any permitted Transferees of those Persons who then own the Interests now owned by Molson and Carling, respectively;

1.1.62. **"Net Asset Value of the Partnership"** has the meaning ascribed to such term in section 8.5.3.1;

1.1.63. **"New Brand"** has the meaning attributed to such term in section 3.13.2;

1.1.64. **"NPV Period"** means a period, commencing on the date of completion of the acquisition of the Molson Partners' Interests or the dissolution of the Partnership, as applicable, equal to 24 months, less the number of complete calendar months between the date that the Molson Partners provide CCI with a Termination Notice pursuant to section 8.3.2 and the date of the completion of the acquisition of Molson's Interest or the dissolution of the Partnership, as applicable;

1.1.65. **"Operating Margin"** for a particular period means, in respect of the actual financial performance of the Partnership for that period, the "Net Payment" (within the meaning of the Manufacturing Agreement) for such period, and, in respect of the projected financial performance of the Partnership for that period, the line item in the Approved Business Plans referred to as the "Operating Margin";

1.1.66. **"Partner"** means, unless the context otherwise requires, any of CCI, Molson or Carling, a successor thereto, a permitted Transferee thereof, or any other Person who is admitted as a partner to the Partnership so long as any such Person owns an Interest;

1.1.67. **"Partner Debt"** means indebtedness which is owed by the Partnership to a Partner for advances or loans made by such Partner to the Partnership at the request of the

Partnership and with the consent of the other Partners and, for greater certainty, does not include indebtedness owed to a Partner in some other capacity;

1.1.68. **"Partnership"** means the general partnership formed pursuant to this Agreement;

1.1.69. **"Partnership Business"** means co-ordinating, managing or conducting all activities relating to the Licensed Brands in the Licensed Provinces to the extent permitted by applicable law;

1.1.70. **"Percentage Interest"** means the Interest held from time to time by a Partner in the Partnership, expressed as a percentage, initially as set forth in section 3.2 or as may be adjusted in accordance with section 3.2;

1.1.71. **"Person"** means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

1.1.72. **"Portfolio Investment"** means any investment:

> 1.1.72.1. of not more than 1% of the issued securities of any class of a corporation, which securities are listed on a stock exchange or traded in the over the counter market; or
>
> 1.1.72.2. in the securities of any class of a corporation which securities are not listed on a stock exchange or traded in the over the counter market, which have a market value, at any time, of not more than $5 million;

in each case determined as of the date of the investment;

1.1.73. **"Previous Fiscal Year"** has the meaning attributed to such term in section 3.8.3:

1.1.74. **"Prime Rate"** means, at any time, the rate of interest quoted by the Royal Bank of Canada from its Main Branch in Toronto, Ontario as the reference rate of interest for

determination of the rate of interest it will charge for Canadian dollar denominated commercial loans to its Canadian commercial customers;

1.1.75. **"Proposal"** has the meaning attributed to such term in section 3.13.2;

1.1.76. **"Province"** means any Province or Territory of Canada;

1.1.77. **"Relevant Tax Factor"** means the quotient obtained when one is divided by the fraction representing the percentage of the amount of the proceeds of disposition of eligible capital property (as defined in the Income Tax Act (Canada)) the Partnership would be required to include in computing its income for the purposes of the Income Tax Act (Canada) if it disposed of eligible capital property;

1.1.78. **"Secretary"** has the meaning attributed to such term in section 4.10;

1.1.79. **"Significant Investment"** means in relation to the ownership of securities of Molson or Adolph Coors Company:

1.1.79.1. beneficial ownership, directly or indirectly, or the ability to exercise control or direction over, voting or equity securities of any class or series of one of such Persons which are equal to or greater than:

1.1.79.1.1. 10% of the aggregate of all of the issued and outstanding voting or equity of securities of all classes of such Person; or

1.1.79.1.2. 33% of all of the issued and outstanding voting or equity securities of any one class or series of securities of such Person; or

1.1.79.2. beneficial ownership, directly or indirectly, or the ability to exercise control or direction over 10% or more of the issued and outstanding voting or equity securities of any one class or series of securities of one of such Persons, together with a right granted by, or an agreement with other securities holders of such Person, or pursuant to the constating documents of such Person, which provides for, or permits, the holder of such securities to elect at least one member to the board of directors of that Person;

1.1.80. **"Target"** has the meaning attributed to such term in section 8.2.2;

1.1.81. **"Taxes"** means any and all excise, sales, goods and services, value added, use or other transfer taxes, any and all other taxes on the sale of Licensed Brands (other than those imposed on the income or capital of a Person) whatsoever, duties, fees, levies, imposts, gallonage payments and any similar charges imposed under the applicable laws, including, (only to the extent that Licensed Brands are treated the same as Molson Canada's Brands with respect to tax payment decisions by Molson Canada) any and all assessments, interest, fines and penalties, whether disputed or not, made or imposed (as a result of any audit or otherwise) in connection with the payment or collection of any such taxes, duties, fees, levies or similar charges.

1.1.82. **"Terminated Partner"** has the meaning attributed to such term in sections 8.1.1 to 8.1.16 (both inclusive);

1.1.83. **"Termination Notice"** has the meaning attributed to such term in sections 8.3.1 to 8.3.2 (both inclusive);

1.1.84. **"Transfer"** includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the words **"Transferred"**, **"Transferring"**, **"Transferor"** and **"Transferee"** and similar words have corresponding meanings; and

1.1.85. **"Vendor"** has the meaning attributed to such term in section 8.5.3.1.

1.2. <u>Industry Data</u>

Industry data sources referred to in this Agreement, including information related to Category Market Share, Canadian Market Share and marketing spending, shall mean Media Measurement Bureau or such other sources of industry data as determined by the Board of Directors from time to time.

1.3. **Schedules**

The following is a list of schedules attached to this Agreement:

Schedule 3.13.1 - Beer Categories

1.4. **Headings and Table of Contents**

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.5. **Gender and Number**

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6. **Construction of Agreement**

In this Agreement:

1.6.1. the word "including" shall mean "including without limitation"; and

1.6.2. when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next Business Day.

1.7. **Accounting Principles**

All calculations of dollar amounts, financial reporting and financial statements in this Agreement shall be made or prepared in accordance with Canadian generally accepted accounting principles consistently applied with past periods and which are in accordance with recommendations from time to time of the Canadian Institute of Chartered Accountants at the date on which such generally accepted accounting principles are applied.

1.8. **Calculations**

No calculation is intended to result in the double counting of any item.

1.9. <u>Currency</u>

Except as otherwise expressly provided in this Agreement, all amounts in this Agreement are stated and shall be paid in Canadian currency.

1.10. <u>Invalidity of Provisions</u>

If a court of competent jurisdiction or other Governmental Authority declares that any of the provisions contained in this Agreement is invalid or unenforceable or that, for any reason, it is unlawful for the Partnership to carry on all or any part of the Partnership Business, the Partners shall, in good faith, negotiate an amendment of such provisions of this Agreement or negotiate such alternative arrangements as are necessary to facilitate the continued operation of the Partnership Business either directly or indirectly by contract or otherwise by the Partnership or by another Person in which the Partners have substantially similar rights and obligations so as to substantially preserve the respective rights and obligations of the Partners hereunder. If the Partners are unable to agree in writing upon such amendments or alternative arrangements within the period provided by the Master Agreement, the Partnership Business shall be discontinued, the Partnership shall be dissolved and this Agreement shall be terminated in accordance with the provisions of section 8.6.2.5.

1.11. <u>Entire Agreement</u>

As of the date hereof, there are no rights or obligations between the parties or between the parties and one or more other Persons in connection with the Partnership or the Partnership Business except as specifically set forth in the Implementation Agreements. No reliance is placed on any representation, opinion, advice or assertion of fact made by any party hereto or its directors, officers and agents to any other party hereto or its directors, officers and agents, except as specifically set forth in the Implementation Agreements. Accordingly, there shall be no liability, either in tort or in contract, assessed in relation to any such representation, opinion, advice or assertion of fact, except to the extent the same has been reduced to writing and is specifically set forth in the Implementation Agreements.

1.12. **Waiver, Amendment**

Except as expressly provided in this Agreement, no amendment to or waiver of any provision of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.13. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2.

THE PARTNERSHIP

2.1. Formation of Partnership

The Partners hereby agree to form the Partnership as of December 8, 1997 and to carry on the Partnership Business in partnership from that date until such time as the Partnership is dissolved, the Partnership Business is discontinued in accordance with Article 8 and this Agreement is terminated in accordance with the terms hereof. The Partners acknowledge that if any aspect of the Partnership Business requires receipt of a Governmental Approval before it may be conducted directly by the Partnership, the Partnership shall seek such Governmental Approval and all Partners shall co-operate with the Partnership and shall take reasonable steps to support the granting of such Governmental Approvals, or shall arrange to conduct such aspect of the Partnership Business through Molson Canada or one or more third parties acceptable to the Partners or in such other manner as is in compliance with applicable law, in each case as determined by the Board of Directors.

2.2. Name

The Partnership shall carry on business under the name "Coors Canada" or such other name as the Partners may agree upon from time to time.

2.3. Purpose

2.3.1. Generally

The purpose of the Partnership shall be to carry on the Partnership Business either directly or by contract and such further or other businesses as the Partners may agree upon from time to time.

2.3.2. Scope of Partnership

The rights, duties, obligations and liabilities of the Partners in their capacity as partners pursuant to the partnership relationship created hereby shall be limited to those rights, duties, obligations and liabilities contemplated by this Agreement. Nothing herein contained shall

be construed to create a partnership between the Partners extending beyond the scope of the Partnership Business.

2.3.3. Business Plans

The Board of Directors shall develop and supervise the implementation of the Partnership's Approved Business Plans.

2.3.4. Manufacturing

Subject to any applicable laws, the Partnership shall arrange for the manufacture of the Licensed Brands in the Licensed Provinces. Initially, such manufacturing shall be undertaken exclusively by Molson Canada under the Manufacturing Agreement.

2.3.5. Marketing and Sales

Subject to any applicable laws, the Partnership shall undertake directly the development and supervision of all marketing and sales strategies and programs for all of the Licensed Brands in the Licensed Provinces. The Partnership may conduct its marketing and sales activities directly and/or by contract and, where required by law, the Partnership will act as the legal agent of Molson Canada for such marketing and sales activities in accordance with the Manufacturing Agreement. The Partnership's sales strategies shall initially be executed principally by the sales force of Molson Canada operating under the Manufacturing Agreement; however, the Partnership shall maintain a field marketing staff to manage, supervise and supplement such efforts until such time as the Board of Directors otherwise determines in accordance with section 4.5.2.

2.4. <u>Obligations of the Parties</u>

2.4.1. Conflict of Interest and Competition

The Partners and/or their Affiliates are engaged in and intend to continue to engage in the business of brewing, distributing, selling and marketing malt beverages in Canada and/or in the United States of America during the term of this Agreement. Subject to the terms of the Implementation Agreements which create express obligations of the Partners or their

respective Affiliates, as the case may be, with respect to Partnership Business, the Partners and their Affiliates may continue to engage in any business activities, whether or not the same are competitive with the Partnership Business, and may act as partners or joint venturers in other partnerships or joint ventures which engage in such business activities, whether or not the same are competitive with the Partnership Business; pursuant to such business activities, the Partners and their Affiliates may acquire business opportunities in which the Partnership will not be offered an interest or may acquire information relevant to such business activities which will not be disclosed to the Partnership or the other Partners. The Partners agree that the activities of the Partners and/or their Affiliates consistent with the foregoing are deemed not to be a conflict of interest or breach of fiduciary duty with respect to the operations of the Partnership and the Partners consent to such activities provided that such activities do not contravene any specific contractual commitment made by any of the Partners or their Affiliates in favour of the others of them.

2.4.2. No Accounting

The Partners and their Affiliates shall not be required to account to the Partnership or to any Partner for any benefit or profit derived from any activity or any transactions relating thereto specifically provided for in section 2.4.1 by reason of any conflict of interest or the fiduciary relationship created by virtue of this Agreement unless such activity is contrary to the express terms of any contractual obligations of a Partner or any of its Affiliates to the Partnership or to any Partner, in which case that Partner or its Affiliates shall be liable to the Persons in whose favour such express contractual obligations were incurred.

2.5. <u>Obligations Exhaustive</u>

Each Partner acknowledges that the obligations of the Partners contained in this Agreement are in substitution for any obligations which each of the Partners may now or hereafter owe to the Partnership or any other Partner in their capacity as Partners and which exist apart from this Agreement and replace any rights of the Partnership or any Partner with respect to any such obligation that would otherwise exist under applicable laws.

2.6. Partnership Staff

2.6.1. Staffing Level Generally

The Partners agree that adequate staff shall be employed or contracted for by the Partnership at all times to enable the Partnership to carry on the Partnership Business, to fulfil its purpose and meet the objectives set out in its Approved Business Plans.

2.6.2. Sales Staff

Without affecting the generality of sections 2.6.1 and 3.12.2 and in addition to the field marketing staff referred to in section 2.3.5, if the provisions of the Manufacturing Agreement under which Molson Canada's sales force provides sales services to the Partnership are terminated with respect to any Licensed Province or in their entirety, the Partnership shall, subject to applicable law, employ or contract for the services of no fewer than the minimum number of sales personnel necessary adequately to compete in each Licensed Province for which sales responsibility has been removed from Molson Canada and, where required by law, the Partnership will act as the legal agent of Molson Canada for such sales activities in accordance with the Manufacturing Agreement. For greater certainty, the Partnership will apply at least the amount that is equal to the fees which would have been payable under such sales provisions to the building or expanding of its own sales force and/or to contract for additional sales services.

2.6.3. Compensation

The Partners agree that all employees of the Partnership shall receive compensation that is at least competitive with that received by such employees' peers employed in the malt beverage industry in Canada.

2.6.4. Secondments

In the event that the General Manager, the Vice-President Sales and Marketing or the Vice-President Finance/Administration of the Partnership are seconded by Coors' U.S.A. or any of its Affiliates to the Partnership, the Partnership [redacted]

[redacted]

2.6.5. **Non-Solicitation of Employees of Partners or Affiliates**

Except with the written permission of the Partner or the Affiliates, as the case may be, so affected, none of the Partnership, any Partner or any of their respective Affiliates, shall, directly or indirectly, employ or retain as an independent contractor any employee of a Partner or its Affiliates, or induce or solicit, or attempt to induce, any such employee to leave the employment of such Person either during such employment or for a period of one year thereafter.

2.6.6. **Non-Solicitation of Employees of Partnership**

Subject to section 8.6.7, except with the written permission of the Partnership, no Partner or its Affiliates shall, directly or indirectly, employ or retain as an independent contractor any employee of the Partnership or induce or solicit, or attempt to induce, any such employee to leave the employment of the Partnership, either during such employment or for a period of one year thereafter provided that CCI or its Affiliates may re-employ any employee of the Partnership who was seconded to the Partnership by CCI or any of its Affiliates and whose employment by the Partnership has been discontinued for any reason.

2.7. <u>Principal Office</u>

The principal office of the Partnership shall be in the City of Toronto, Ontario, or such other place as may be determined from time to time by the Board of Directors.

2.8. <u>Scope of Partners' Authority</u>

Except as otherwise expressly provided in a resolution of the Board of Directors, including for greater certainty, the resolutions of the Board of Directors made pursuant to sections 4.5.4 and 4.5.5, no Partner shall have any authority to act for, or assume any obligation or responsibility on behalf of, any other Partner or the Partnership.

2.9. **Indemnity of Partners**

Each of the Partners shall at all times duly and punctually pay and discharge its separate debts, liabilities, obligations, duties and agreements whether present or future and shall keep indemnified and save harmless the other Partners, the Partnership and their respective directors, officers, employees, agents, representatives, successors and permitted Transferees from all actions, proceedings, costs, claims and demands of every nature or kind whatsoever relating to such separate debts, liabilities, obligations, duties and agreements. Without limiting the generality of the foregoing, each Partner shall indemnify and save harmless the other Partners and the Partnership and each director, officer, employee, agent and representative of such other Partners and the Partnership for and from:

2.9.1. all losses, costs and damages arising out of any act of, or any purported assumption of any obligation or responsibility by, such indemnitor, or any of the directors, officers, employees, agents or representatives of such indemnitor, done or undertaken, or ostensibly done or undertaken, on behalf of the Partnership, other than as provided in this Agreement, in the Approved Business Plans of the Partnership or in a resolution of the Board of Directors; and

2.9.2. all claims, demands, costs and expenses, including legal fees, in respect of the foregoing.

ARTICLE 3.

CONTRIBUTIONS, FINANCIAL MATTERS AND BRANDS

3.1. Contributions to Partnership

As of December 8, 1997 each of the Partners contributed the following amounts to the Partnership:

CCI	$50.10
Molson	$24.95
Carling	$24.95

3.2. Percentage Interests

In consideration of the contributions of the Partners pursuant to section 3.1, the Percentage Interest of each Partner as of the date hereof is as follows:

CCI	50.1 %
Molson	24.95%
Carling	24.95%
	100.00%

and these Percentage Interests shall be adjusted only to reflect Transfer of an Interest by a Partner in accordance with the provisions of Articles 7 and 8.

3.3. Contributions to Capital

Where property has been contributed to the capital of the Partnership by a Partner, that Partner may require the other Partners, where and at any time permitted by the *Income Tax Act* (Canada) and any corresponding applicable provincial taxing legislation, to jointly elect so that the proceeds of disposition of the property to the Partner shall be such amount as is selected by the Partner, within any limits prescribed by applicable law. In the event of a subsequent disposition or deemed disposition of such property by the Partnership, any income for tax purposes resulting from such election having been made shall be allocated, notwithstanding any other provision of this Agreement, to the Partner having contributed such property.

3.4. **Interest and Liability**

The Interest of each Partner shall be personal property for all purposes. All property, real, personal or mixed, of the Partnership shall be deemed to be owned by the Partnership as an entity, and no Partner shall have any separate ownership of or interest in such property. As among the Partners, each Partner shall be liable for its Percentage Interest of all liabilities of the Partnership.

3.5. **Right to Contribution**

If at any time a Partner is required to pay or discharge more than its portion of any claim, debt or other obligation of the Partnership, then, subject to section 2.9, each of the other Partners shall indemnify that Partner to the extent that each such other Partner has not already paid or discharged its respective portion of such claim, debt or obligation based on the respective Percentage Interests of the Partners. If a Partner is, at the time of any distribution by the Partnership, indebted to the other Partners on account of the indemnities provided in this Agreement, the amount of that indebtedness shall be deducted from the distribution of the Partner so indebted and paid to the other Partners in proportion to their respective Percentage Interests on account of such indebtedness.

3.6. **Computation and Allocation of Profits and Losses**

Subject to section 3.8, profits and losses of the Partnership for financial accounting purposes for any fiscal year of the Partnership shall be determined in accordance with generally accepted accounting principles in Canada from time to time, consistently applied, and shall be allocated to and borne by the Partners in proportion to their respective Percentage Interests immediately prior to the end of that fiscal year.

3.7. **Computation and Allocation of Income and Losses For Income Tax Purposes**

Subject to sections 3.3, 3.8 and 8.6.4.4, the income and losses of the Partnership for income tax purposes for any fiscal year of the Partnership shall be determined in accordance with the rules in the *Income Tax Act* (Canada) and any other applicable income tax legislation and shall be allocated to and borne by the Partners in proportion to their respective Percentage Interests immediately prior to the end of that fiscal year. In computing income or loss of the

Partnership for tax purposes, the Partnership will claim the maximum amounts allowable under the *Income Tax Act* (Canada) in respect of capital cost allowance and other discretionary deductions. In making allocations of income or loss of the Partnership for tax purposes, dividends received by, capital gains and losses and foreign source income received by, charitable and political donations made by and foreign taxes paid by the Partnership shall be allocated to the Partners in proportion to their respective Percentage Interests.

3.8. Adjustments to Allocations

3.8.1. Income Tax Purposes

Where at a particular time (the "Determination Time") a Person (the "Departing Partner") ceases to be a Partner in a fiscal year (for greater certainty, other than by reason of a dissolution of the Partnership), to the extent permitted by applicable law, the amount that shall be allocated to the Departing Partner for tax purposes out of the income or loss of the Partnership for that year shall be the arithmetic sum of the following:

3.8.1.1. any amount of income of the Partnership for tax purposes to be specially allocated to the Departing Partner in accordance with sections 3.3, 3.8.2 or 3.8.3 which has not previously been so allocated;

3.8.1.2. if CCI is a Terminated Partner pursuant to section 8.3.2 and section 8.5.3.2 is applicable, an amount equal to the product of the Departing Partner's Percentage Interest and the Future Profit NPV as of the day immediately prior to the date of the Notice of Termination pursuant to section 8.3.2;

3.8.1.3. the product of

3.8.1.3.1. the amount of the income (or loss) of the Partnership for tax purposes for that year less all amounts to be specially allocated to Partners in accordance with sections 3.3, 3.8.1.2, 3.8.1.4, 3.8.2 and 3.8.3

and the ratio of

3.8.1.3.2. the amount of profit (or loss) of the Partnership for financial accounting purposes that would have been allocated to the Departing Partner had the year ended immediately before the Determination Time, other than as profit of the Partnership for financial accounting purposes that would have been specially allocated in accordance with sections 3.8.2 and 3.8.3

to

3.8.1.3.3. the amount of profit (or loss) of the Partnership for financial accounting purposes for the fiscal year that includes the Determination Time (not including any profit of the Partnership for financial accounting purposes that would have been specially allocated in accordance with sections 3.8.2 and 3.8.3); and

3.8.1.4. the product of

3.8.1.4.1. the Net Asset Value of the Partnership less the "cost amount" to the Partnership for federal income tax purposes of the assets included in the determination of Net Asset Value of the Partnership (or, in the case of any of such assets constituting "eligible capital property" for tax purposes, an amount equal to the cost amount thereof times the Relevant Tax Factor)

and

3.8.1.4.2. the Departing Partner's Percentage Interest,

all determined as of the last day of the month preceding the Determination Time.

Where any amount has been allocated pursuant to section 3.8.1 to a Person, the amount of income or loss to be allocated to the other Partners who are not then Departing Partners pursuant to section 3.7 shall be adjusted accordingly.

3.8.2. Special Allocations re Additional Spend

Where a Partner has required the Partnership to spend additional amounts on marketing and/or sales in accordance with section 3.12.2.2, the amount allocated to such Partner pursuant to section 3.12.2.2 shall be specially allocated as income to such Partner for financial accounting purposes and for income tax purposes and the amount of profits and income (or losses) allocated pursuant to sections 3.6 and 3.7 shall be adjusted accordingly. Distributions of such special allocations shall be paid in accordance with section 3.9.2. Such special allocation shall be made, to the extent possible, for the fiscal year in which such Partner spends such additional amounts and thereafter in each subsequent fiscal year of the Partnership until the full amount is specially allocated to such Partner in accordance with this section 3.8.2.

3.8.3. [redacted]

[redacted]

[redacted]

[redacted]

3.8.3.1. [redacted]

[redacted]

3.8.3.2. [redacted]

[redacted]

3.9. <u>Distributions</u>

3.9.1. Policy

Except as otherwise determined from time to time by the Board of Directors and subject to section 3.9.2, the Partnership shall distribute its Available Cash monthly, within 15 days after the end of each month, to the Partners in accordance with their relative allocations pursuant to sections 3.6 and 3.8.

3.9.2. Special Distributions

When a special allocation has been allocated to a Partner in accordance with section 3.8.2, the Partnership shall, prior to any other distributions to Partners, distribute from its Available Cash an amount equal to such special allocation. If the Available Cash is not sufficient to satisfy such special allocation in full, the Available Cash from succeeding periods shall be so applied until the special allocation has been paid in full. No other distributions shall be made to Partners until an amount equal to such special allocation has been distributed in full.

3.9.3. **Funding**

The Partnership may incur such amount of indebtedness in connection with the operation and expansion of the Partnership Business as the Board of Directors shall determine to be advisable and prudent, consistent with the Partnership's Approved Business Plans, provided that the terms of such indebtedness shall limit recourse of the lender thereof to the property and assets of the Partnership and not the property and assets of the individual Partners. Except as otherwise determined by the Board of Directors, no Partner shall be required to guarantee or otherwise provide support for any indebtedness of the Partnership, provided that the terms of such indebtedness may, if approved by the Board of Directors, limit or restrict the ability of the Partnership to make distributions to Partners in which event the distribution policy shall be amended to give effect to such limitations or restrictions.

3.9.4. Cash Flow Plan

Each Approved Business Plan of the Partnership shall contain a cash flow plan which shall provide, among other things, particulars of the funding of the operations of the Partnership, to the extent such funding is not available from the internally generated cash flow of the Partnership, and particulars as to the anticipated distributions to Partners.

3.9.5. Available Cash

For the purposes of this Agreement the term, "Available Cash" for any month means the amount by which the sum of:

3.9.5.1. all cash on hand and in banks, all money market assets and cash equivalents, and all temporary investments, in each case, used or held for use in the operations of the Partnership at the end of such month;

exceeds the sum of:

3.9.5.2. the amount by which:

3.9.5.2.1. the amount of cash expenditures expected to be required pursuant to the Approved Business Plan to be made during the succeeding

month including interest and principal repayments due on Partner Debt or third party indebtedness of the Partnership; and

3.9.5.2.2. the anticipated capital and working capital requirements of the Partnership for the next two months (to the extent not included in section 3.9.5.2.1) as reflected in the Approved Business Plan and any other current liabilities for that two month period not otherwise provided for by the Approved Business Plan;

exceeds the anticipated revenue of the Partnership for the next two months as reflected in the Approved Business Plan and the unadvanced portion of any lines of credit or other borrowings available to the Partnership in accordance with the terms of this Agreement as at the end of such month; and

3.9.5.3. such other amounts as may be determined by the Board of Directors.

3.9.6. Temporary Investments

All cash of the Partnership not otherwise invested in accordance with the terms of this Agreement shall be deposited for the benefit of the Partnership in one or more accounts of the Partnership or shall be invested in bankers acceptances or commercial paper rated R1 mid or higher by Dominion Bond Rating Service (or a similar rating of another nationally recognized bond rating agency) with a duration of not more than 90 days, and withdrawals shall be made only in the regular course of Partnership Business on such signature or signatures as the Board of Directors may determine from time to time.

3.10. <u>Business Plans</u>

3.10.1. Quarterly Review

Prior to the end of each fiscal quarter, an updated business plan of the Partnership for the then current fiscal year of the Partnership based on the Approved Business Plan, adjusted to reflect the actual quarterly results for the preceding fiscal quarter, shall be prepared and presented to the Board of Directors. The Board of Directors shall approve such updated business

plan with such amendments as the Board of Directors may require; for greater certainty, this approved updated business plan shall then become the Approved Business Plan for that fiscal year.

3.10.2. Business Plans

One-year and three-year business plans will be approved annually by the Board of Directors at least 120 days prior to the commencement of the ensuing Partnership fiscal year. Each one-year plan will be updated quarterly in accordance with section 3.10.1. [redacted] If, prior to the commencement of any Partnership fiscal year, the Board of Directors does not approve a one-year business plan for such fiscal year, the Approved Business Plan for that fiscal year shall be:

3.10.2.1. if that fiscal year is the second year of the then current three-year business plan forming part of the Approved Business Plan, the corresponding year's business plan for that fiscal year in such three-year plan; or

3.10.2.2. if that fiscal year is after the second year of the then current three-year business plan forming part of the Approved Business Plan, the one-year business plan for the fiscal year just completed, with any adjustments required to reflect actual results for that year (as determined by the Auditors absent agreement of the Board of Directors as to such actual results), and that one-year business plan will continue to be updated by actual results, if necessary, from year to year, pending agreement on a new business plan and, as so updated, shall be the Approved Business Plan for subsequent fiscal years.

3.10.3. Information Provided to Partners

The Partnership shall provide each Partner on a timely basis with information from or which forms the basis for Approved Business Plans and in such form as such Partner may reasonably request to meet the Partner's reasonable needs.

3.11. **Additional Contributions and Funding**

The Partners shall make capital contributions or advance funds to the Partnership in such amounts and on the terms and conditions as are required by the Board of Directors or as are specifically provided for by the Approved Business Plans then in force for the current fiscal year and in proportion to their respective Percentage Interests.

3.12. **Sales and Marketing Expenditures**

3.12.1. [redacted]

[redacted]

3.12.2. [redacted]

3.12.2.1. [redacted]

3.12.2.2. [redacted]

3.12.2.3. [redacted]

[redacted]

3.13. Partnership Brands

3.13.1. Initial Brands

The Initial Brands to be Licensed Brands shall be the following Coors' Brands: [redacted] Subject to the operation of section 3.13.5, the Licensed Provinces for the Initial Brands will be each of the Provinces. The Initial Brands are in the Beer Categories described in Schedule 3.13.1.

3.13.2. New Brands Generally

[redacted]

[redacted]

3.13.3. Acceptance of New Brand

[redacted]

3.13.3.1. [redacted]

3.13.3.2. [redacted]

3.13.3.3. [redacted]

3.13.4. Rejection of New Brand

3.13.4.1. [redacted]

3.13.4.1.1. [redacted]

3.13.4.1.2. [redacted]

3.13.4.1.3. [redacted]

3.13.4.2. [redacted]

3.13.5. Abandoned Brands

3.13.5.1. [redacted]

3.13.5.1.1. [redacted]

3.13.5.1.2. [redacted]

3.13.5.1.2.1. [redacted]

[redacted]

3.13.5.1.2.2. [redacted]

3.13.5.1.2.3. [redacted]

3.13.5.1.2.4. [redacted]

3.13.5.1.2.5. [redacted]

3.13.5.2. [redacted]

[redacted]

3.13.5.3. [redacted]

3.13.5.4. [redacted]

3.13.5.5. [redacted]

3.13.5.5.1. [redacted]

3.13.5.5.2. [redacted]

[redacted]

3.14. **Industry Standards and Agreements**

3.14.1. The Partners agree that the Partnership Business shall be operated on a basis consistent with:

3.14.1.1. industry standards and practices adopted from time to time by the major brewers in Canada; and

3.14.1.2. formal and informal industry agreements in effect from time to time among the major brewers in Canada,

but only to the extent that such standards, practices and agreements are:

3.14.1.3. applied to the manufacture, distribution, marketing and sale of Brands of Molson Canada;

3.14.1.4. consented to in writing by the Partnership (and the Partnership shall be deemed to have consented to the industry standards, practices and agreements listed in Exhibit 1.1.49 of the Manufacturing Agreement); and

3.14.1.5. in compliance with applicable laws.

3.14.2. No additional industry standards, practices or agreements may be consented to by the Partnership without the approval of the Board of Directors in accordance with section 4.5.2. It is acknowledged by the Partners that any decision of the Molson Partners under this Agreement with respect to industry standards, practices and agreements shall not be binding upon Molson Canada.

ARTICLE 4.

GOVERNANCE OF THE PARTNERSHIP

4.1. Governance Principles

The Partners agree that notwithstanding that CCI has an Interest equal to 50.1%, the Partnership is a partnership of two equals between CCI, on the one hand, and the Molson Partners, on the other. The Partners agree that in carrying out the activities of the Partnership, for so long as the relative Interests of CCI and the Molson Partners remain 50.1% and 49.9%, respectively, CCI and the Molson Partners shall, except as otherwise specifically provided in this Agreement, behave and conduct themselves as two equals.

4.2. Board of Directors

The Board of Directors of the Partnership shall be composed of four Directors. Subject to section 4.3, the Directors of the Partnership shall be:

Appointees of CCI	Appointee of Molson	Appointee of Carling
W. Leo Kiely III Peter M.R. Kendall	Daniel J. O'Neill	David Perkins

4.3. Future Appointments

Each of the Partners may from time to time remove a Director appointed by it from the Board of Directors and appoint another individual to take the place of the Director so removed. In the event a Director dies, resigns or is otherwise unable to serve as a Director, the Partner who appointed such individual shall appoint another individual to take the place of such Director. All removals and appointments of Directors shall only be effective upon prior written notice thereof given to the other Partners and to the Secretary.

4.4. Substitute Appointment

Any Director or any Partner who appointed a Director may designate in writing an individual to act as the temporary substitute for such Director at any meeting of the Board of Directors which such Director is unable to attend, and attendance at any meeting of the Board of Directors by any such designated individual shall be deemed to constitute attendance at such

meeting by the Director for whom such individual is designated. Any such designated individual who attends a meeting of the Board of Directors as a temporary substitute as aforesaid shall have all the powers that the absent Director has in respect of that meeting.

4.5. **Authority of Board of Directors**

4.5.1. Authority to Bind Partners

Each Director shall have full power and authority to represent, bind and vote for the Partner which appointed the Director in all matters which pursuant to this Agreement can be decided by the Board of Directors. All decisions of the Board of Directors made in accordance with the provisions of this Agreement shall be binding on the Partners. Except as expressly authorized by the terms and conditions of this Agreement, nothing herein contained shall be construed to authorize any Partner to act as the agent of any other Partner, nor to permit any Partner to act on behalf of or bind the Partnership or any other Partner.

4.5.2. Authority of Board of Directors

Each of the Partners delegates to the Board of Directors and the Board of Directors shall have full power and authority to manage or supervise the management of all aspects of the business and affairs of the Partnership, including without limitation the strategic operating, investing and financial policies of the Partnership and, except as specifically provided in this Agreement, the power to make all decisions in respect of the Partnership, its operations and affairs, administration and accounts and its assets. Except as expressly provided in this Agreement and subject to sections 4.5.4 and 4.5.5, all matters affecting the Partnership or any aspect of the Partnership Business shall be determined by resolution of the Board of Directors (or by the officers of the Partnership provided such matter is within the scope of their delegated authority) provided that, without limiting the generality of the foregoing, the following matters may only be determined by resolution of the Board of Directors:

4.5.2.1. [redacted]

4.5.2.2. [redacted]

4.5.2.3. [redacted]

4.5.2.4. [redacted]

4.5.2.5. [redacted]

4.5.2.6. [redacted]

4.5.2.7. [redacted]

4.5.2.8. entry into any contractual commitments which require expenditures or financial commitments on behalf of the Partnership in excess of $500,000 or which are for a duration of more than the lesser of (i) two years and (ii) the remaining term of the Partnership if a Termination Notice has been delivered pursuant to Article 8;

4.5.2.9. subject to section 4.5.4, the entering into of, or amendment of, any transaction with any Partner or any Affiliate thereof;

4.5.2.10. subject to sections 4.5.4.2 and 4.5.5.4, commencement or settlement of material litigation;

4.5.2.11. authorization of any material governmental filing not in the ordinary course of business and the substance thereof;

4.5.2.12. the incurring of or any increase by the Partnership in external debt or Partner Debt, other than short-term borrowings for working capital purposes in the ordinary course consistent with past practice;

4.5.2.13. the making of any capital expenditures by the Partnership exceeding $100,000;

4.5.2.14. acquisitions or disposals of any business;

4.5.2.15. formation of new business entities;

4.5.2.16. expansion of the scope of, or any material change in the nature of, the Partnership Business and, for greater certainty, activities relating to the manufacture, distribution, marketing and sale of Licensed Brands in accordance with applicable law and an Approved Business Plan shall be deemed not to be an expansion of the scope of, or any material change in the nature of, the Partnership Business;

4.5.2.17. the admission of any new Partner, other than as a result of a transaction pursuant to and in accordance with the terms of section 7.2 and 7.3; and

4.5.2.18. the dissolution of the Partnership other than in accordance with the terms of Article 8.

For greater certainty, unless authority for any matter is (i) specifically delegated to an officer of the Partnership in accordance with the terms of this Agreement or by a resolution of the Board of Directors; or (ii) specifically provided for in an Approved Business Plan of the Partnership, no Partner, Director, officer or agent of the Partnership shall have authority to undertake any such matter on behalf of the Partnership.

4.5.3. **Approved Business Plan**

If the material particulars of any matter of a type described in section 4.5.2 are expressly set forth in a business plan of the Partnership which becomes an Approved Business Plan, such matter need not be further approved pursuant to section 4.5.2 unless a material change in such particulars shall occur.

4.5.4. **Authority of Directors Appointed by CCI**

The Directors appointed by CCI shall, acting together and acting reasonably and in good faith, on behalf of the Partnership, have the power to make the following determinations which shall be deemed to be determinations of the Board of Directors as a whole and shall be binding on the Partners and the Partnership:

4.5.4.1. [redacted]

4.5.4.2. [redacted]

4.5.4.3. [redacted]

For greater certainty, the Directors appointed by the Molson Partners shall not have authority to vote on any such determinations.

4.5.5. Authority of Directors Appointed by the Molson Partners

The Directors appointed by the Molson Partners shall, acting together and acting reasonably and in good faith on behalf of the Partnership, have the power to make the following determinations which shall be deemed to be determinations of the Board of Directors as a whole and shall be binding on the Partners and the Partnership:

4.5.5.1. [redacted]

4.5.5.2. [redacted]

4.5.5.3. [redacted]

4.5.5.4. [redacted]

For greater certainty, the Directors appointed by CCI shall not have authority to vote on any such determinations.

4.6. Meetings

The Board of Directors shall meet at least once in every calendar quarter in such place as the Directors may agree from time to time and otherwise at the principal office of the Partnership and the period of time between meetings shall not be more than 120 days. Meetings of the Board of Directors may be called at any time and from time to time by any Director or by the Secretary in accordance with section 4.7 upon not less than five Business Days' notice which notice shall contain a statement as to the business proposed to be transacted at such meeting. The Board of Directors may hold meetings by means of conference telephone or any other communication facility whereby all Directors participating in the meeting can hear each other and

make themselves heard, provided that all such Directors agree to such participation in lieu of a meeting in person.

4.7. **Quorum**

A quorum for each meeting of the Board of Directors shall consist of two Directors, at least one of whom shall be an appointee of each of CCI and the Molson Partners. In the event quorum is not achieved for a meeting (the "Initial Meeting"), the Secretary shall call a meeting of the Board of Directors by written notice to all Directors to be held at the head office of the Partnership or such other place as the Directors may agree, on the seventh Business Day following the Initial Meeting solely to address the business proposed to be transacted at the Initial Meeting unless all Directors are present at such succeeding meeting and consent to the transaction of other business. A quorum for such further meeting shall be deemed to exist and shall be constituted by those Directors then present. Subject to sections 4.5.4 and 4.5.5 and notwithstanding any other provision in this Agreement, in the event a quorum for such further meeting is achieved, those Directors then attending shall be entitled to make any decision the Board of Directors is entitled to make provided that the only matters that may be considered at such meeting are those matters originally described in the notice of meeting for the Initial Meeting.

4.8. **Decisions of the Board of Directors**

4.8.1. Generally

Subject to sections 4.7 and 4.8.2, in order to be effective, a decision of the Board of Directors must be approved either by a resolution passed by the affirmative vote of at least a majority of the Directors in attendance at, or participating in, and voting at a meeting of the Board of Directors at which a quorum is present provided that the affirmative votes shall include the vote of an appointee of each of CCI and the Molson Partners, or by signed resolution as contemplated in section 4.12.

4.8.2. **Exceptions**

Determinations made pursuant to sections 4.5.4 and 4.5.5 by unanimous resolution of the Directors empowered to make such a determination shall be as effective as if passed by a majority of the directors as contemplated in section 4.8.1.

4.9. Chair

The Board of Directors shall elect from time to time a chair (the "Chair") from among the Directors, nominated by the Partners in the following manner: in the first year of the Partnership, by CCI, thereafter in each succeeding fiscal year of each two years, first by the Molson Partners, then CCI. The Chair shall be chair of any meeting of the Board of Directors at which the Chair is present. Otherwise, the Directors who are present shall choose from among their number a chair of the meeting. Subject to sections 4.5.4 and 4.5.5, the Chair shall be entitled to vote on all matters, but in the event of a deadlock shall not be entitled to a second or casting vote.

4.10. Secretary

The Board of Directors shall from time to time appoint a secretary (the "Secretary") who need not be a Director. The Secretary shall give required notices to Directors, act as secretary of meetings of the Board of Directors, maintain the minutes and other records of the Partnership and shall have such other powers and duties as the Board of Directors may determine. All such records kept by the Secretary shall be available to the Directors and to each Partner and its authorized representatives, all of whom may copy or make extracts therefrom.

4.11. **Minutes**

Minutes of all meetings of the Board of Directors shall be kept and distributed by the Secretary to each Director as soon as practicable following each meeting. If no objection is raised in writing following receipt of minutes or in any event at the next meeting of the Board of Directors, then such minutes shall be deemed to be accurate and shall be binding on the Partners with respect to the matters dealt with therein. A copy of all consents and notices which may be delivered by any Partner or the Partnership pursuant to this Agreement shall be filed with the minutes of the meetings of the Board of Directors.

4.12. **Resolutions in Writing**

4.12.1. **Generally**

Subject to section 4.12.2, a resolution consented to in writing by any two Directors of the Board of Directors, provided that such Directors include at least one appointee of CCI and at least one appointee of the Molson Partners, shall be as valid as if it had been passed at a duly called and held meeting of the Board of Directors. The resolution may be in counterparts each of which has been consented to in writing by one or more Directors, and such counterparts together shall be deemed to constitute one resolution.

4.12.2. **Exceptions**

Determinations made pursuant to sections 4.5.4 and 4.5.5 consented to in writing by all of the Directors empowered to make such a determination shall be as valid as if it had been passed at a duly called and held meeting of the Board of Directors. The resolution may be in counterparts each of which has been consented to in writing by one or more Directors and such counterparts together shall be deemed to constitute one resolution.

4.13. **Remuneration and Expenses of Directors**

No fees, salaries, commissions or other compensation shall be paid by the Partnership to the Directors unless approved by the Partners in writing. The Partners shall bear the expenses incurred by their respective appointees in attending meetings of the Board of Directors.

4.14. **Execution of Instruments**

Subject to instruments executed pursuant to any action approved in accordance with sections 4.5.4 or 4.5.5, instruments in writing may be signed on behalf of the Partnership by two Directors, one of whom shall be an appointee of CCI and one of whom shall be an appointee of Molson. In addition, the Board of Directors may from time to time by resolution determine the manner in which and the person or persons by whom any particular instruments or class of instruments shall be signed on behalf of the Partnership. Any instruments so signed shall be binding upon the Partnership without further authorizations or formality. The term "instruments

in writing" as used herein shall, without limiting the generality thereof, include contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

4.15. **Contracts to Limit Partners' Liabilities**

Except with the prior approval of the Board of Directors, the Partnership shall not enter into any contract or other obligation with any party other than a Partner or Molson Canada under which the Partnership incurs a financial obligation in excess of [redacted] unless there is contained therein appropriate provisions limiting the claims of all parties to such contracts and all persons benefiting under such obligations to the assets of the Partnership and expressly waiving any rights of such Persons to proceed against the Partners to satisfy any such claims.

4.16. **Indemnity of Directors**

The Partnership shall indemnify and save harmless each Director of the Partnership and the Director's heirs and legal personal representatives for and from all costs, charges and expenses, including any amount paid to settle any action or satisfy a judgment, reasonably incurred by the Director in respect of any civil, criminal or administrative action or proceeding to which the Director is made a party by reason of being or having been a Director of the Partnership if:

4.16.1. the Director acted honestly and in good faith with a view to the best interests of the Partnership; and

4.16.2. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Director had reasonable grounds for believing that the Director's conduct was lawful.

ARTICLE 5.

OFFICERS

5.1. Senior Officers

The senior officers of the Partnership shall initially consist of the General Manager and the Vice-President Finance/Administration and such other officers as the Board of Directors shall determine from time to time.

5.2. President

Initially there shall not be a President; however, at any time any Partner may require that a President be appointed and thereafter the President shall be appointed, re-appointed or removed, from time to time, by the Board of Directors. The Partners agree that, subject to the limitations on authority provided in section 4.5.2, the President shall have the authority and responsibility for generally supervising and conducting, or causing to be conducted, the day to day management, operation and development of the business and affairs of the Partnership in the ordinary course including the implementation of the Approved Business Plans of the Partnership, subject to the direction of, and in accordance with the policies determined by, the Board of Directors. Within the scope of the President's authority, the President may delegate authority to one or more officers of the Partnership. The President shall report to the Board of Directors but shall be available to provide information with respect to the Partnership Business to any Director or his or her designee, if so requested. If a Termination Notice has been given pursuant to Article 8 with the result that, following the completion of the transactions resulting therefrom, the Molson Partners shall not be in the Partnership, following the delivery of the Termination Notice only CCI, through the Directors appointed by it, may determine the appointment, re-appointment or removal of the President.

5.3. Vice-President Sales and Marketing/General Manager

The Vice-President Sales and Marketing shall be appointed, re-appointed or removed, from time to time, by the Directors appointed by CCI and shall be responsible for the development and supervision of all marketing and sales strategies of the Partnership. Unless a President is appointed, the Vice-President Sales and Marketing shall also be the General Manager, shall be responsible for the day to day management of the Partnership Business and shall report to

the Board of Directors. The Vice-President Sales and Marketing shall be available to provide information with respect to the Partnership Business to any Director or his or her designee if so requested. If a President is appointed, the Vice-President of Marketing and Sales shall cease to be the General Manager and that officer shall then report to the President instead of the Board of Directors.

5.4. **Vice-President Finance/Administration**

The Vice-President Finance/Administration shall be appointed, re-appointed or removed, from time to time, by the Directors appointed by CCI and shall be responsible for human resources, taxes, legal, accounting, financial reporting, risk management, banking and cash management activities of the Partnership as well as the financial aspects of the business plans of the Partnership and the quarterly updating of Approved Business Plans. The Vice-President Finance/Administration shall report to the President or if no President is appointed, the General Manager, but shall be available to provide information with respect to the Partnership Business to the Board of Directors or any Director or his or her designee if so requested.

5.5. **Indemnity of Officers**

The Partnership shall indemnify and save harmless each officer of the Partnership and the officer's heirs and legal personal representatives for and from all costs, charges and expenses, including any amount paid to settle any action or satisfy a judgment, reasonably incurred by the officer in respect of any civil, criminal or administrative action or proceeding to which the officer is made a party by reason of being or having been an officer of the Partnership if:

5.5.1. the officer acted honestly and in good faith with a view to the best interests of the Partnership; and

5.5.2. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the officer had reasonable grounds for believing that the officer's conduct was lawful.

ARTICLE 6.

ACCOUNTS, BANKING AND INSURANCE

6.1. Maintenance of Accounts

The accounts of the Partnership shall be maintained in accordance with generally accepted accounting principles in Canada from time to time, consistently applied. The books and records of the Partnership shall be available for inspection during normal business hours by the Directors and the Partners and their authorized representatives upon reasonable prior notice to the Secretary at the principal office of the Partnership.

6.2. Capital Accounts

A capital account shall be maintained for each of the Partners. A Partner's capital account shall consist of the contributions to capital made by the Partner pursuant to sections 3.1 and 3.11, and by the Partner's share of net profits of the Partnership allocated to it pursuant to sections 3.6 and 3.8, and shall be decreased by the Partner's share of net losses of the Partnership allocated to it pursuant to section 3.6 and by distributions of income or capital made to the Partner.

6.3. Fiscal Year

The fiscal year of the Partnership shall terminate on the first day of April in each year or such other time as the Board of Directors may from time to time determine.

6.4. Auditors

The auditors of the Partnership shall be such nationally recognized firm of chartered accountants selected by the Board of Directors, or such other chartered accountants as may be appointed from time to time by the Board of Directors.

6.5. Financial Statements

The Partnership shall provide each Partner with:

6.5.1. unaudited financial statements within 12 days of the end of each month;

6.5.2. comparative unaudited financial statements, as soon as available after each fiscal year end and, in any event, within 15 days of the fiscal year end; and

6.5.3. audited financial statements, together with the report of the auditors thereon, as soon as available after each fiscal year end and, in any event, within 30 days of the fiscal year end.

6.6. Banker and Bank Signing Authorities

The bankers of the Partnership shall be The Royal Bank of Canada or such other bank or trust company as the Board of Directors may from time to time determine. The Board of Directors shall determine the bank accounts that shall be maintained for the Partnership and all signing authorities for Partnership bank accounts.

6.7. Insurance

The Partnership shall obtain and maintain reasonable insurance coverage in respect of its business operations and activities of a nature and to the extent customarily carried by Persons carrying on a similar undertaking, including such coverage as affords reasonable protection to the Directors, the Partners and the Partnership from all costs, losses, charges, damages or expenses which may arise by reason of personal injury or death. Any Partner may require that the insurance coverage of the Partnership be increased, beyond that approved by the Board of Directors, provided that such Partner shall bear the cost of the increased coverage. In the event of a claim for loss, any proceeds relating directly to such increased coverage shall be payable to the Partner bearing the cost of same. All insurance policies shall name each Partner as additional named insureds and all Partners will be provided with Certificates of Insurance evidencing such insurance upon request. The Board of Directors will review, at least annually, the levels and conditions of coverage.

Deductibles on insurance obtained by any Partner on behalf of the Partnership shall be mutually agreed upon by the Partners on an annual basis. In the event of a loss, any applicable deductibles will be shared by the Partnership and the Partners in the same proportion as the value of each party's loss bears to the total loss.

6.8. **Financial and Tax Information**

Without limiting any other provision hereof, the Partnership will in a timely manner prepare and provide to the Partners such financial and tax information reasonably required by the Partners for the purposes of the Partners' respective financial statement reporting requirements, and for the purposes of preparing and filing tax returns and, if and to the extent applicable, contesting any assessment or reassessment in respect thereof, and will provide each of the Partners with reasonable access to the financial and tax records of the Partnership and appropriate Partnership personnel for such purposes.

6.9. **Destruction of Business Records**

The Partnership will retain in businesslike fashion all financial, business and tax books and records for a fiscal year which might reasonably be requested by a Partner in connection with any future audit, assessment, reassessment or appeal with respect to taxes relating to the Partnership and its activities in such fiscal year, whether or not such audit, assessment, reassessment or appeal is under way, expected or anticipated, until the later of (i) the expiry of all relevant statutory periods for assessment, reassessment and appeal with respect to such fiscal year and (ii) ten years after the end of such fiscal year. Prior to destroying or otherwise disposing of any such books or records, the Partnership will notify each Partner in writing of such proposed destruction or disposition, and will not proceed with such destruction or disposition unless and until authorized in writing to do so by each Partner. The Partnership will continue to be obligated to provide such information and access to any such Partner, to retain such books and records which might reasonably be requested by any such Partner, and to provide written notice with respect to any proposed destruction or disposition thereof, after such Partner ceases to be a Partner in the Partnership (whether by withdrawal, transfer of Partnership Interest or otherwise) to the extent of all information, access and books and records relating to periods during which such Partner was a Partner in the Partnership.

6.10. **Participation in Audits and Regulatory Matters**

The Partnership shall provide notice to each of the Partners of any audit inquiries made by, discussions with or representations proposed to be made to any taxing authority or other Governmental Authority relating to the Partnership or its affairs or relating to the Partners or their

affairs in connection with the Partnership, shall advise the Partners of the substance of any such inquiries or discussions and the content of any such proposed representations, and provide each of the Partners the opportunity to comment on and participate in such matters. In the event that any of the Partners disagrees as to the conduct of any such matter, the dispute shall be resolved in accordance with the provisions of section 10.1 or 10.2, as applicable. The Partnership will continue to provide information to a Partner and to advise a Partner of any inquiries, discussions and proposed representations after such Partner ceases to be a Partner in the Partnership (whether by withdrawal, transfer of Interest or otherwise) to the extent the same relate to periods during which such Partner was a Partner in the Partnership.

ARTICLE 7.

GENERAL MATTERS RELATING TO THE HOLDING OF PARTNERSHIP INTERESTS

7.1. General Prohibition on Transfer

None of the Partners shall Transfer its Interest or any of its right, title or interest in this Agreement except (i) with the written consent of all Partners, (ii) in accordance with section 7.2 or 7.3, or (iii) in accordance with section 8.5. A purported Transfer of any Interest in violation of this Agreement shall not be valid nor shall any rights provided herein attaching to or relating to such Interest be exercised, nor shall any purported exercise of such rights be valid or effective. No distributions in respect of Interests purported to be transferred in violation of this Agreement shall be made until such time as (A) the Interest is transferred back to the Transferring Partner, (B) a further Transfer is completed in accordance with this section 7.1, or (C) the Board of Directors determines to make such distributions. For greater certainty, no interest shall be payable in respect of any distributions withheld in accordance with this section.

7.2. Permitted Transfers

A Partner may at any time and from time to time Transfer its Interest to the following, provided that the Proposed Transferee is a resident of Canada for the purposes of the *Income Tax Act* (Canada), and notice of such Transfer is given to the other Partners and the Secretary prior to or concurrently with such Transfer:

7.2.1. in the case of CCI, to one or more direct or indirect wholly-owned subsidiaries of Adolph Coors Company;

7.2.2. in the case of a Molson Partner, to one or more direct or indirect wholly-owned subsidiaries of Molson;

7.2.3. in the case of a Molson Partner, to Molson Canada provided that the Partners agree to consequential changes required to this Agreement in order to give effect to such change in ownership;

7.2.4. in the case of any Partner, if the Transfer is a mortgage, hypothecation, pledge, or granting of a security interest, to a third party financial institution as security for *bona fide*

indebtedness, provided that the financial institution has agreed by instrument, in form and substance satisfactory to the other parties then bound by this Agreement, acting reasonably, (such instrument to be delivered to such other parties prior to the time the mortgage, hypothecation, pledge or security interest becomes effective or attaches) that, in the event of realization, the financial institution shall deal with the Interest only in accordance with the terms of this Agreement as if the financial institution were the Partner who mortgaged, pledged, hypothecated or granted a security interest in the Interest, it being the intention that all the provisions of this Agreement which relate to the Transfer by a Partner of its Interest shall apply to the financial institution;

7.2.5. any Transfer made with the written consent of the other Partners; or

7.2.6. any Transfer made in accordance with section 8.5.

If any Partner shall effect a permitted Transfer pursuant to section 7.2 which results in ownership of the Interest being held by two or more wholly-owned subsidiaries of such Partner, the Partner shall ensure that such subsidiaries shall conduct themselves as one Person for the purposes of this Agreement and in all respects such subsidiaries shall be regarded as one Partner under this Agreement, which for greater certainty shall mean such subsidiaries shall vote as one Partner on all matters requiring Partner action and appoint only that number of Director(s) which the Partner was entitled to appoint pursuant to section 4.2.

7.3. <u>Additional Permitted Transfer</u>

If Molson proposes to introduce a new partner into Molson Canada each of the Molson Partners shall be entitled to Transfer a portion of its respective Interest in the Partnership to such new partner of Molson Canada so as to ensure that the Interests in the Partnership of the Molson Partners and such new partner of Molson Canada are held in the same ratio with the direct or indirect relative percentage ownership of the Molson Partners and such new partner in Molson Canada provided that notice of such Transfer is given to the other Partner and the Secretary prior to or concurrently with such Transfer and that CCI shall have first consented in writing to such Transfer in its sole discretion. For greater certainty, this Agreement does not create any requirement for the Molson Partners to obtain CCI's prior consent to any Transfer of the respective ownership interests of the Molson Partners in Molson Canada; however, any such

Transfer made without the prior written consent of CCI shall not affect CCI's rights under this Agreement if such Transfer shall constitute a Change of Control with respect to the Molson Partners.

7.4. **Assumption of Obligations and Admission to Partnership**

Upon a Transfer of an Interest which is made in accordance with this Agreement, the Transferee shall, prior to completion of the Transfer, execute and deliver an instrument, in form and substance satisfactory to the Partners, in which the Transferee agrees to be bound by all the provisions of this Agreement as if the Transferee were an original signatory hereto, and agrees to pay and perform the liabilities and obligations of the Transferor under this Agreement. Unless the Partners otherwise agree, such Transfer and assumption shall not serve to release or discharge the Transferor from any liabilities or obligations under this Agreement, whether contingent or otherwise, except those liabilities and obligations accruing with respect to the Interest Transferred after the date of the Transfer. Upon compliance with the foregoing, the Transferee shall be entitled to exercise all the rights of the Transferor under this Agreement and, if the Transferee is not already a Partner, it shall thereupon become a Partner and, subject to section 7.2 in the case of a Transfer to two or more Persons, shall succeed to the rights of the Transferor under this Agreement.

7.5. **No Termination of Agreements**

The Transfer of an Interest as permitted by this Agreement shall not result in the termination of this Agreement.

7.6. **No Dissolution of Partnership**

For greater certainty, the Partnership shall not be dissolved and a new partnership shall not be created by the admission of any new Partner to the Partnership (whether by way of Transfer to such new Partner of all or part of an Interest of an existing Partner, a subscription for a new Interest by such new Partner, or otherwise) or by an existing Partner withdrawing from the

Partnership or otherwise ceasing to be a partner in the Partnership (whether by way of transfer to a new Partner of all or part of the Interest of such existing Partner, a withdrawal of such existing Partner, or otherwise).

ARTICLE 8.

TERMINATION

8.1. **Event of Termination Defined**

An event of termination ("Event of Termination") is the occurrence of any one or more of the following events:

8.1.1. a Change of Control in respect of a Partner, in which case such Partner shall be the "Terminated Partner";

8.1.2. subject to section 8.2.1, the acquisition by CCI or any Affiliate of Coors U.S.A., directly or indirectly, of an ownership interest, other than a Portfolio Investment, in a Competitor of Molson, in which case CCI shall be the "Terminated Partner";

8.1.3. subject to section 8.2.2, the acquisition by Molson or any of its Affiliates, directly or indirectly, of an ownership interest, other than a Portfolio Investment, in a Competitor of Coors, in which case the Molson Partners shall be the "Terminated Partner";

8.1.4. a Partner (or any Affiliate of the Partner) fails to perform, or is otherwise in breach of, a material obligation under any of the Implementation Agreements at any time hereafter and the failure or breach is not corrected within 30 days after receipt by such Partner of notice of the failure or breach of that Partner or its Affiliate from another Partner, in which case the failing Partner or the Partner whose Affiliate failed, as the case may be, shall be the "Terminated Partner"; for greater certainty, any Transfer of an Interest which is not a permitted Transfer pursuant to sections 7.1, 7.2, 7.3 or 8.5 will be a breach of a material obligation as contemplated by this section 8.1.4;

8.1.5. any Person through which the Interests of either of the Molson Partners is owned in whole or in part ceases to be, directly or indirectly, wholly-owned by Molson while it continues to own such Interest, in which case the Molson Partners shall both be the "Terminated Partner";

8.1.6. CCI or any Person through which the Interest of Adolph Coors Company is owned in whole or in part ceases to be, directly or indirectly, wholly-owned by Adolph Coors

Company while it continues to own such Interest, in which case CCI shall be the "Terminated Partner";

8.1.7. a Partner (or any Affiliate of a Partner) is convicted of an illegal act, the consequence of which makes it not feasible for the Partner (or its Affiliate, as the case may be) to carry out its obligations under any of the Implementation Agreements, or the nature of which is such that a continued relationship among the Partners materially damages the Partnership or the Coors' Brands in the eyes of the Partnership's or Coors U.S.A.'s customers or the general public, in which case the Partner which committed such act or the Partner whose Affiliate committed such act, as the case may be, shall be the "Terminated Partner";

8.1.8. a Partner makes an assignment for the benefit of its creditors generally or files a proposal under the *Bankruptcy and Insolvency Act* (Canada) (or similar legislation in any jurisdiction) or a receiving order is made or a petition is filed under the *Bankruptcy and Insolvency Act* (Canada) (or similar legislation in any jurisdiction) against the Partner or if the Partner makes an application under the *Companies' Creditors Arrangement Act* (Canada) (or similar legislation in any jurisdiction), in which case such Partner shall be the "Terminated Partner";

8.1.9. a resolution is passed for, or a judgment or order is issued by any court of competent jurisdiction ordering, the winding-up or other liquidation or dissolution of a Partner, in which case such Partner shall be the "Terminated Partner";

8.1.10. any receiver, manager, receiver-manager, liquidator or trustee of a material part of the property, assets or undertaking of a Partner is appointed pursuant to the terms of a debenture or similar instrument and such appointment is not revoked or withdrawn within 30 days of the appointment, in which case such Partner shall be the "Terminated Partner";

8.1.11. a Partner permits its Interest to be liable to seizure, in which case such Partner shall be the "Terminated Partner";

8.1.12. if any of the events described in sections 8.1.8 to 8.1.11 (both inclusive) occurs with respect to Adolph Coors Company, Coors U.S.A. (or any Person through which

Adolph Coors Company may hold its Interest at the time of the event), in which case CCI shall be the "Terminated Partner";

8.1.13. upon the giving by Molson Canada of a "Termination Notice" pursuant to section 7.3.2 of the Manufacturing Agreement, in which case Molson, Carling and CCI shall each be a "Terminated Partner";

8.1.14. upon the giving by the Partnership of a "Termination Notice" pursuant to section 7.3.1 of the Manufacturing Agreement, in which case CCI, Molson and Carling shall each be a "Terminated Partner";

8.1.15. if Molson Canada has not carried out [redacted]

8.1.15.1. [redacted]

N.B.: Performance standards have been deleted

8.1.15.2. [redacted]

8.1.15.3. [redacted]

[redacted], or

8.1.16. if Molson Canada has carried out [redacted]

provided that if one of the Molson Partners is the "Terminated Partner", the other Molson Partner shall also be the "Terminated Partner".

8.2. **Investments Not Prohibited**

8.2.1. CCI

The acquisition by CCI or any Affiliate of Coors U.S.A., directly or indirectly, of an ownership interest in a Competitor of Molson greater than a Portfolio Investment shall not constitute an Event of Termination within the meaning of section 8.1.2 if the Person in which the interest is acquired, together with Persons Controlled by such Person does not market malt beverages in Canada.

8.2.2. Molson

The acquisition by Molson or any of its Affiliates, directly or indirectly, of an ownership interest in a Competitor of Coors greater than a Portfolio Investment shall not constitute an Event of Termination within the meaning of section 8.1.3 if the Person in which the

interest is acquired, together with Persons Controlled by such Person (such Person and Controlled Persons collectively, the "Target"), does not carry on any activities for the manufacturing, distribution, marketing or sale of malt beverages in the United States other than (A) exporting the Target's Brands to the United States or (B) licensing other Persons to manufacture, distribute, market and sell the Target's Brands in the United States, provided that sales of the Target's Brands in the United States do not have a share of the United States market for malt beverages in excess of [redacted]%, it being understood that the Target's Brands do not include for the purposes of this exception Brands which are licensed to the Target by a Person which, together with that Person's Affiliates, has a share (excluding the Target's Brands) of the United States market for malt beverages, collectively, in excess of [redacted]%.

8.3. <u>Right to Terminate</u>

8.3.1. Event of Termination (Molson and Carling Terminated Partner)

In the event that an Event of Termination occurs in circumstances where both the Molson Partners are the Terminated Partners, CCI may elect within 60 days of it becoming aware of the occurrence of the Event of Termination acquire both Molson's and Carling's Interests or to dissolve the Partnership by delivering a notice to such election (a "Termination Notice") to the Molson Partners.

8.3.2. Event of Termination (CCI Terminated Partner)

In the event that an Event of Termination occurs in circumstances where CCI is the Terminated Partner, the Molson Partners may jointly elect to terminate their involvement in the Partnership by delivering a notice of such election (a "Termination Notice") to CCI within 60 days of their becoming aware of the occurrence of the Event of Termination. Upon receiving such Termination Notice CCI may elect by written notice to the Molson Partners to acquire the Interests of the Molson Partners or to dissolve the Partnership and shall so notify the Molson Partners within 30 days of receipt of such Termination Notice, provided that if CCI fails to make any notification it shall be deemed to have elected to acquire the Interests of the Molson Partners. If CCI elects to acquire the Interests of the Molson Partners, it may assign its acquisition rights to one or more of its Affiliates.

8.3.3. Timing

Subject to section 8.5.2, any acquisition of Interests or dissolution of the Partnership pursuant to any of sections 8.3.1 or 8.3.2, as applicable, shall take place on the day that is six months after the date of the delivery of the Termination Notice pursuant to section 8.3.1 or 8.3.2, as the case may be, or such other date as the Partners may agree; provided that:

8.3.3.1. if the Event of Termination which led to the delivery of such Termination Notice materially impairs the production and distribution of products for the Partnership in Canada, the acquisition of Interests or dissolution of the Partnership shall take place, subject to section 8.5.2, immediately following the delivery of such Termination Notice or such other date as the Partners may agree;

8.3.3.2. subject to section 8.3.3.1, if the Termination Notice was delivered pursuant to either section 8.1.13 or 8.1.14, the acquisition of Interests or dissolution of the Partnership shall take place on the date that the termination of the Manufacturing Agreement becomes effective;

8.3.3.3. subject to section 8.3.3.1, if the Termination Notice was delivered pursuant to section 8.1.15, the acquisition of Interests or dissolution of the Partnership shall take place on the date that is two years after the date of the delivery of the Termination Notice, or such other date as the Partners may agree, provided that:

N.B.: percentages have been deleted

8.3.3.3.1. [redacted]

8.3.3.3.2. [redacted]

[redacted]

8.3.3.4. subject to section 8.3.3.1, if the Termination Notice was delivered pursuant to section 8.1.16, the acquisition of Interests or dissolution of the Partnership shall take place on the date that is two years after the date of the delivery of the Termination Notice, or such other date as the Partners may agree.

8.3.4. Acceleration of Termination

If, following the delivery of a Termination Notice pursuant to section 8.1.15 or 8.1.16,

8.3.4.1. [redacted]

[redacted]

8.3.4.2. [redacted]

8.4. <u>Notice of Event of Termination</u>

A Terminated Partner shall give notice to the other Partners that an event has occurred with respect to such Terminated Partner which constitutes an Event of Termination or which would, if such event is not corrected or remedied or otherwise resolved to the satisfaction of the other Partners as contemplated above, constitute such an Event of Termination. Such notice shall be given forthwith after the occurrence of the particular event.

8.5. <u>Acquisition by CCI of Partnership Interest of Molson Partners</u>

8.5.1. Time and Place of Closing

Subject to section 8.5.2, if CCI elects (or has been deemed to have elected pursuant to section 8.3.2) in a Termination Notice to acquire the Interest of the Molson Partners, the closing of such purchase and sale shall take place at 11:00 a.m., or such other time as the Partners may agree, on the date specified in the relevant section, as applicable, at the principal office of the Partnership, or such other place as the Partners may agree. If any such closing date would otherwise fall on a day which is not a Business Day, the purchase and sale shall be completed on the first Business Day following such date.

8.5.2. Governmental Approvals

If any Governmental Approval is required to permit CCI to purchase the Interests of both of the Molson Partners, then, notwithstanding anything contained in this Agreement, the date of the closing of the purchase shall be the later of the date specified in section 8.5.1 and the day that is the fifth Business Day after the last of any required Governmental Approvals is obtained. The application for any such Governmental Approval shall be the responsibility of the CCI which shall also be responsible for all costs and expenses incurred in connection therewith, provided that the Molson Partners shall co-operate with CCI in making any such application and shall take all reasonable steps to support the granting of such Governmental Approvals.

8.5.3. Payment on Acquisition

8.5.3.1. At the time of the closing of the acquisition by CCI of the Interests of each of the Molson Partners (each a "Vendor"), CCI shall pay to each Vendor an amount equal to the product of the Vendor's Percentage Interest and the Net Asset Value of the Partnership as at the end of the month immediately preceding the Determination Time (or, if such product is a negative amount, the absolute amount thereof shall be paid by each Vendor to CCI). For the purposes of this Agreement, the "Net Asset Value of the Partnership" at any time is the amount, as determined by the Auditors, to be the carrying value on the Partnership's books of the assets of the Partnership other than the License, the MB License, the Manufacturing Agreement and any goodwill of the Partnership business relating to the Coors' Brands, as at the end of the month immediately preceding the Determination Time less the carrying value on the Partnership's books of any debts and liabilities of the Partnership (including reasonable reserves determined by the Auditors), provided that for such purpose only the carrying value of sponsorship agreements, promotional agreements and other marketing properties shall, in the case of each such asset, be the sum of:

8.5.3.1.1. the result obtained when the number of months remaining in the term of such agreement or other period during which the Partnership is entitled to the benefits of such marketing property is multiplied by a

fraction, the numerator of which is the amount of any non-periodic payment paid initially by the Partnership at the commencement of such agreement or to acquire such marketing property and the denominator is the number of months in the terms of such agreement or other period during which the Partnership is entitled to the benefit of such marketing property (excluding any option period in favour of the Partnership for which another payment is required by the Partnership); and

8.5.3.1.2. the result obtained when the amount, if any, of any annual, quarterly, monthly or other periodic payment which the Partnership has paid under such agreement or in respect of such marketing property for a year, quarter, month or other period which has not yet expired is multiplied by a fraction, the numerator of which is the number of days remaining in such year, quarter, month or other period and the denominator is the number of the days in the full period (for eg., 365 in a year, 90 in a quarter, 30 in a month, etc.).

Any determination by the Auditors pursuant to this section 8.5.3.1 shall be final and binding on the Partners, and the fees and expenses of the Auditors relating to such determination shall be borne by the Partnership and considered a liability for the purposes of determining the Net Asset Value of the Partnership. Any amount payable pursuant to this section 8.5.3.1 shall be paid by negotiable cheque certified by a Canadian chartered bank or trust company or an official bank draft drawn on a Canadian chartered bank.

8.5.3.2. If the acquisition by CCI of the Interest is the result of the delivery of a Termination Notice by the Molson Partners pursuant to section 8.3.2 in respect of any of the Events of Termination set forth in sections 8.1.1, 8.1.2, 8.1.4 or 8.1.6 to 8.1.12 (both inclusive):

8.5.3.2.1. in addition to the payment provided by section 8.5.3.1, CCI shall pay to the Vendor by certified cheque or bank draft drawn on a

Canadian chartered bank an amount equal to the product of the Vendor's Percentage Interest and the Future Profit NPV; and

8.5.3.2.2. for the purposes of determining the Net Asset Value of the Partnership, the liability represented by the payment obligation of the Partnership pursuant to section 7.5.11 of the Manufacturing Agreement shall not be considered a liability of the Partnership. CCI shall contribute as capital to the Partnership an amount equal to that payment obligation and such additional capital shall not be considered an asset of the Partnership for the purposes of the determination of Net Asset Value of the Partnership but shall be paid to Molson Canada in accordance with its rights under the Manufacturing Agreement.

8.5.3.3. The total of the amounts paid by CCI pursuant to sections 8.5.3.1 and 8.5.3.2 shall consist of

8.5.3.3.1. payment by CCI on behalf of the Partnership as a distribution to each Vendor on account or in respect of the aggregate of the amounts allocated to such Vendor pursuant to sections 3.8.1.2 and 3.8.1.3, to the extent of such aggregate, and

8.5.3.3.2. payment by CCI on its own behalf to each Vendor as the purchase price of such Vendor's Interest.

An amount equal to the amount of the payment described in section 8.5.3.3.1 shall be deemed to have been contributed by CCI to the Partnership as capital and distributed by the Partnership to the Vendor as a distribution on account or in respect of the amounts allocated under sections 3.8.1.2 and 3.8.1.3.

8.5.4. Transfer Documentation

At the time of the closing of any acquisition by CCI of the Molson Partners' Interests, each Vendor will deliver to CCI transfer documents, in form and substance satisfactory to CCI, duly executed by such Vendor, together with releases in favour of the Partnership of all

claims which such Vendor or its appointees to the Board of Directors may have against the Partnership, save and except only in the case of any Director, for claims for fees or expenses to which he or she is entitled and any claims for indemnification to which he or she is entitled, in each case under this Agreement.

8.5.5. Assignment of Partnership Debt

If, at the time of the acquisition, the Partnership is indebted to a Vendor in respect of Partner Debt, CCI shall, concurrently with the completion of the purchase, purchase such Partner Debt from the Vendor and shall pay the face amount thereof together with all accrued and unpaid interest to the Vendor on closing in the manner provided in section 8.5.3 against delivery of an assignment to CCI of such Partner Debt, such assignment to be without recourse to the Vendor and otherwise to be in form and substance satisfactory to CCI.

8.5.6. Indebtedness to Partnership

If, at the time of the acquisition, a Vendor is indebted to the Partnership, CCI shall have the right to assume such indebtedness to the Partnership and to apply the amounts payable to the Partnership against amounts otherwise payable to such Vendor pursuant to section 8.5.3 or 8.5.5, provided that if the amount of such indebtedness is greater than the aggregate amount payable to such Vendor pursuant to such sections, such Vendor shall pay forthwith to CCI the amount by which such indebtedness exceeds the amounts otherwise payable to it, and provided further that such Vendor shall receive from the Partnership confirmation that its liability to the Partnership has been accordingly reduced.

8.5.7. Title

The acceptance by a Vendor of any payment pursuant to section 8.5.3 or 8.5.5 shall constitute a representation and warranty by the Vendor that it has good and marketable title to any Interest and Partner Debt transferred to CCI by such Vendor, free and clear of any lien, charge, pledge, encumbrance, security interest or adverse claim, except the terms of this Agreement. Notwithstanding the foregoing, each Vendor shall deliver to CCI all such documents, instruments and releases and shall do all such acts and things as CCI may reasonably request, whether before or after completion of the acquisition, to vest such title in CCI.

8.5.8. Failure to Complete Sale

If, at the time of the closing of an acquisition of an Interest pursuant to this Article 8, a Vendor shall not complete the sale for any reason, other than the failure of CCI to perform its obligations with respect to such acquisition, CCI shall have the right to deposit any amounts payable to such Vendor for the account of the Vendor in an account with the bankers of the Partnership and such deposit shall constitute valid and effective payment of such amounts to the Vendor. If such amounts are so deposited, then from and after the date of deposit, the purchase of such Interest and Partner Debt, if any, of the Vendor shall be deemed to have been fully completed and the records of the Partnership shall be amended accordingly and all right, title, benefit and interest in and to such Interest and Partner Debt shall be conclusively deemed to have been transferred and assigned to and become vested in CCI and all right, title, benefit and interest of the Vendor and of any other Person (other than CCI) having any interest therein, legal or equitable, in any capacity whatsoever shall cease.

8.5.9. Partnership President Appointed as Attorney

Each of the Molson Partners hereby appoints, in the event, and only in the event that, either of such Partners are Vendors of Interests or Partner Debt under this Article 8 and do not complete the sale for any reason other than the failure of CCI to perform its obligations with respect to such acquisition, the President of the Partnership, or if there is not then a President, the General Manager, as its attorney, with full power of substitution, in the name of the particular Molson Partner, as the case may be, but on behalf of and at the expense of CCI, to execute and deliver all deeds, transfers, assignments and assurances necessary to effectively transfer the Interests or Partner Debt being sold. Such appointment, being coupled with an interest, is irrevocable by each of the Molson Partners and shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of such Partner and each of the Molson Partners agrees to ratify and confirm all that the President or General Manager, as the case may be, may do or cause to be done pursuant to the foregoing.

8.5.10. Taxes

If an Interest being sold hereunder constitutes "taxable Canadian property" within the meaning of the *Income Tax Act* (Canada), the Vendor shall provide to CCI at the time of the closing with either:

8.5.10.1. a statutory declaration of the Vendor that the Vendor is not a non-resident of Canada for purposes of the *Income Tax Act* (Canada); or

8.5.10.2. a certificate from Revenue Canada under section 116 of such Act certifying that all taxes payable in connection with the transaction have been paid or that no taxes are payable in respect of the transaction;

provided that, if no declaration or certificate is delivered by the Vendor, CCI shall be entitled to deduct from the amounts payable to the Vendor pursuant to section 8.5.3 or 8.5.5 an amount equal to the amount of tax for which CCI may be liable (as determined solely by CCI) under the *Income Tax Act* (Canada).

8.5.11. Vendor to Have No Further Rights

Upon completion of the acquisition of an Interest hereunder, the Vendor shall have no further right, title or interest in the Partnership or in its operations and, without limiting the generality of the foregoing, the Vendor's appointees to the Board of Directors shall cease to hold such position or to have any authority with respect to the Partnership.

8.6. <u>Winding-up and Dissolution of the Partnership</u>

8.6.1. No Automatic Dissolution of Partnership

The Partnership shall not be dissolved by any Transfer of the Interest of a Partner in the Partnership (whether or not in compliance with the provisions of this Agreement provided that a Transfer which is not a permitted Transfer under Article 7 shall give rise to the remedies contemplated therein and in this Article 8), the admission of a new Partner, the insolvency of a Partner or the giving by any Partner of a notice purporting to dissolve the Partnership. To the fullest extent permitted by law, each Partner hereby irrevocably waives any right it may have at

law to give any notice dissolving or otherwise terminating the Partnership and agrees that it shall not apply to any court seeking to dissolve or otherwise wind up the affairs of the Partnership.

8.6.2. Dissolution of Partnership

The Partnership shall be dissolved on the first to occur of the following:

8.6.2.1. if CCI is entitled to and elects in accordance with the provisions of this Article 8 to dissolve the Partnership on the date specified in this Article 8;

8.6.2.2. on any date agreed upon in writing by all of the Partners;

8.6.2.3. on the date on which the Partnership makes an assignment for the benefit of its creditors generally under the *Bankruptcy and Insolvency Act* (Canada) or a receiving order is made and all relevant appeal periods have expired or a petition is filed under the *Bankruptcy and Insolvency Act* (Canada) against the Partnership and is not opposed by the Partnership or if opposed or appealed, the date upon which such opposition or appeal ceases to be diligently pursued in good faith;

8.6.2.4. on the date on which a resolution of the Board of Directors is passed for, or a judgment or order is issued by any court of competent jurisdiction, after all rights of appeal have expired, ordering, the winding-up or other liquidation or dissolution of the Partnership; or

8.6.2.5. on the happening of any event described in section 1.10 and following the requirements contemplated by section 1.10 the Partners are unable to agree upon the amendments or alternative arrangements contemplated therein.

8.6.3. Operation after Dissolution of Partnership

Upon the dissolution of the Partnership pursuant to section 8.6.2, and notwithstanding the dissolution, the Partnership Business shall continue to be operated by the Partners pursuant to this Agreement so far as may be necessary to wind up the affairs of the Partnership, to complete all commitments of the Partnership to third parties begun but unfinished

at the time of dissolution and to dispose of all of the assets of the Partnership, but not otherwise, and, subject to section 2.8, any authority which, pursuant to this Agreement, a Partner may have to bind the Partnership shall continue (except in the case of a Partner who is bankrupt or insolvent) and the other rights and obligations of the Partners under this Agreement shall continue, notwithstanding the dissolution, for such limited purposes. For greater certainty, the provisions of this section shall not be read to affect the rights of CCI, on behalf of the Partnership, to exercise any rights of termination available to the Partnership under the Manufacturing Agreement or the MB License.

8.6.4. Winding-up of Partnership

Upon dissolution of the Partnership pursuant to this section 8.6 the following shall occur:

8.6.4.1. the License in favour of the Partnership and the MB License shall terminate upon the discontinuance of the Partnership Business pursuant to section 8.6.3;

8.6.4.2. as a contribution to the capital of the Partnership, CCI shall assume all of the liabilities of the Partnership (including, for greater certainty, the liability of the Partnership to Molson Canada under section 7.5.11 of the Manufacturing Agreement and termination costs and severance payments to employees of the Partnership) and CCI shall pay an amount in cash to the Partnership equal to the aggregate of:

8.6.4.2.1. Net Asset Value of the Partnership determined in the same manner as the determination of the Net Asset Value of the Partnership under section 8.5.3; and

8.6.4.2.2. if the Event of Termination which gives rise to the dissolution is a Notice of Termination by the Molson Partners pursuant to section 8.3.2 in respect of any of the Events of Termination set forth in sections 8.1.1, 8.1.2, 8.1.4 or 8.1.6 to 8.1.12 (both inclusive), the product

of the Percentage Interest of all Partners other than CCI and the Future Profit NPV; and

8.6.4.2.3. an amount equal to the payment obligation of the Partnership pursuant to section 7.5.11 of the Manufacturing Agreement;

and the Board of Directors, or any trustee or liquidator or similar Person selected by the Board of Directors or by a court of competent jurisdiction and charged with responsibility for the orderly winding-up of the affairs of the Partnership (the "Liquidator") shall transfer all of the assets of the Partnership, other than an amount of cash equal to the aggregate of the cash amounts contributed by CCI pursuant to sections 8.6.4.2.1 to 8.6.4.2.3 (both inclusive), to CCI as a distribution in respect of CCI's Interest;

8.6.4.3. The Board of Directors or the Liquidator, as the case may be, shall pay to Molson Canada the amount due to it under section 7.5.11 of the Manufacturing Agreement and thereafter shall distribute the cash balance of the Partnership, remaining after the distribution to CCI pursuant to section 8.6.4.2 and such payment to Molson Canada, to the Partners other than CCI pro rata in accordance with their respective Percentage Interests.

8.6.4.4. The amount of income or loss for income tax purposes to be allocated to a Partner other than CCI for the fiscal year of the Partnership ending on dissolution shall be adjusted as follows to the extent permitted by applicable law:

8.6.4.4.1. each Partner's share of the amount described in section 8.6.4.2.2, if any, shall be allocated to that Partner as income; and

8.6.4.4.2. where the assets of the Partnership are acquired by CCI on dissolution on a tax free rollover basis, the amount that would be determined under section 3.8.1.4 if the determination time was immediately prior to dissolution shall be allocated to each Partner other than CCI as income or loss, as the case may be.

In the event that the transfer of the License, the MB License, Manufacturing Agreement or goodwill of the Partnership Business relating to the Coors' Brands to CCI on the dissolution of the Partnership gives rise to profit or loss of the Partnership for financial accounting purposes, or to income or loss of the Partnership for income tax purposes for the fiscal period of the Partnership ending on dissolution, any such amounts shall be allocated to CCI exclusively and appropriate adjustments shall be made to the amounts allocated to the other Partners.

8.6.5. Dissolution Not to Affect Rights or Obligations

Subject to section 8.6.6, the dissolution of the Partnership shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of dissolution and such rights and obligations shall survive the dissolution of the Partnership for a period of three years following the dissolution of the Partnership.

8.6.6. No Entitlement to Compensation

None of the Partners shall be entitled to any damages, compensation for, or reimbursement of any costs related to any of the following:

8.6.6.1. the dissolution of the Partnership in accordance with the provisions of this Agreement;

8.6.6.2. the termination of the Manufacturing Agreement or the MB License in accordance with its terms provided that this section 8.6.6.2 shall not limit or restrict any right that Molson Canada may have under the Manufacturing Agreement or the MB License to reimbursement of costs or other amounts; or

8.6.6.3. the termination of the License in accordance with its terms.

8.6.7. Remaining Liabilities of the Partnership

The Partners shall share, in proportion to their respective Percentage Interest, all liabilities and expenses of the Partnership at the time of dissolution of the Partnership which are

not satisfied out of the assets of the Partnership. In the interest of minimizing the cost of dissolution of the Partnership, the Partners or their respective Affiliates may offer employment to hire, or otherwise contract for the services of, any employees of the Partnership and the employment of any such employees by the Partnership shall not be terminated until the Partners have had an opportunity to exercise such right.

8.7. **Notice of Change in Partners**

Upon a Partner ceasing to be such, the Partnership may, and shall at the request of such Partner, give notice to Persons dealing with the Partnership of such fact and publish a notice thereof in *The Ontario Gazette*. The Partnership shall also make all such other filings as are necessary in the jurisdictions in which it carries on business in connection with any change in constitution of the Partners.

8.8. **Rights Accrued**

Notwithstanding any acquisition of an Interest by a Partner pursuant to this Article 8 or the dissolution of the Partnership pursuant to this Article 8, all rights of a Partner under this Agreement which accrued on or prior to the disposition of that Partner's Interest or the dissolution of the Partnership shall remain unaffected, provided that no Partner shall have any claim against any Terminated Partner (or its Affiliates) in respect of an Event of Termination resulting from a (i) Change of Control of the Terminated Partner or (ii) the termination of the Manufacturing Agreement pursuant to a termination notice given under sections 7.3.1 or 7.3.2 of the Manufacturing Agreement.

8.9. **Negotiation of New Manufacturing Agreement**

If a Termination Notice is delivered by CCI pursuant to section 8.3.1, and if CCI so elects by notice in writing to the Molson Partners, the Molson Partners will cause Molson Canada to negotiate with CCI (Molson Canada and CCI both to negotiate in good faith) a ten year manufacturing and distribution agreement for Coors' Brands in Canada on terms no less favourable to CCI than the Manufacturing Agreement is to Coors Canada, such new manufacturing and distribution agreement to take effect upon the termination of the Manufacturing Agreement; provided that, if Molson Canada and CCI fail to agree on a new manufacturing and distribution agreement, the manufacturing and distribution portions of the

Manufacturing Agreement will continue in force as an agreement between Molson Canada and CCI for ten years following the date on which the termination of the Manufacturing Agreement was to take effect.

ARTICLE 9.

CONFIDENTIALITY

9.1. Confidentiality

Subject to section 9.2, 9.3 and 11.1, no Partner shall disclose to any Person, directly or indirectly, any Confidential Information at any time hereafter or use any such Confidential Information for purposes other than the Partnership Business, provided, however, that nothing in this section shall preclude a Partner from disclosing or using Confidential Information if:

9.1.1. the Confidential Information is available to the public or in the public domain at the time of such disclosure or use, without breach of this Agreement, the License or the Manufacturing Agreement;

9.1.2. disclosure is required to be made by any law, regulation, governmental body or authority or by court order;

9.1.3. disclosure is made for the limited purpose of the resolution of a Dispute pursuant to section 10.1 or an Expert Dispute pursuant to section 10.2; or

9.1.4. disclosure is made to a court which is enforcing a decision of an Expert in respect of the rights of the parties under this Agreement.

9.2. Permitted Use of Confidential Information

Notwithstanding section 9.1 or any other provision of this Agreement, nothing herein shall prevent (i) any Person from disclosing Confidential Information for required public reporting purposes or from disclosing Confidential Information to their respective Affiliates, provided that such Partners or Affiliates cannot disclose such Confidential Information other than as required by law, or (ii) CCI from using Confidential Information in connection with:

9.2.1. the manufacture, distribution, marketing and sale of any New Brand rejected pursuant to section 3.13.3.3 or any Abandoned Brand; or

9.2.2. the continuation of the Partnership Business, in the event the Partnership is dissolved.

9.3. Legal Disclosure

Subject to section 11.1, in the event that a Partner becomes legally required or compelled to disclose any Confidential Information, the Partner shall promptly inform the other Partners so that the other Partners may seek a protective order or other appropriate remedy, or waive compliance with this section. In the event that such protective order or other remedy is not obtained, or that the other Partners waive compliance with this section, the Partner will furnish only that portion of the Confidential Information which is legally required or compelled and will exercise its reasonable efforts to obtain a protective order or other assurance that the Confidential Information will receive appropriate treatment.

9.4. Remedies

Each Partner acknowledges that a breach or threatened breach by such Partner of any provision of this Article 9 will result in the Partnership and the other Partners suffering irreparable harm which cannot be calculated or fully or adequately compensated by recovery of damages alone. Accordingly, each Partner agrees that the Partnership and the other Partners shall be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which the Partnership or the other Partners may become entitled.

ARTICLE 10.

DISPUTE RESOLUTION

10.1. Partners Dispute Resolution

[redacted]

10.2. Expert Dispute Resolution

Any of the following matters (each, an "Expert Dispute") may be referred by any Partner for resolution by an Expert provided that the matter has first been submitted to dispute resolution by Senior Executives as described in section 10.1 and the matter has remained unresolved by the Senior Executives for a period of 30 days following the date that a Partner first referred the matter to the Senior Executives:

Issue	Section
• [redacted]	[redacted]
• minimum number of sales employees	2.6.2
• fees that would have been payable for sales force under the Manufacturing Agreement	2.6.2
• compensation that is competitive	2.6.3
• computation and allocation of profits and losses	3.6

- computation and allocation of income and loss for tax purposes — 3.7
- adjustments to allocations — 3.8
- calculation of market share — 3.8.3, 8.1.15, 8.1.16, 8.3.3.3
- comparable brands and comparable circumstances — 3.12.1
- amount of regional spending — 3.12.2.1
- calculation of Augmented Spending Right for any period — 3.12.2.1
- calculation of Operating Margin for any period — 3.12.2.2
- Beer Categories for New Brands — 3.13.2
- market share for the Abandonment Threshold — 3.13.5
- audit process — 6.10
- occurrence of material damage — 8.1.7
- any other matter that the Partners unanimously agree to make subject to the provisions of this Article 10

provided that the Partner initiating Expert Dispute resolution notifies each of the other Partners in writing of its requirement for this dispute resolution not later than 40 days following the date that the matter was first referred to the Senior Executives.

10.3. <u>Selection of Experts</u>

10.3.1. At the time that a Partner (the "Initiator") notifies the other Partners of its requirement for Expert Dispute resolution it shall identify the person (the "Appointee") it would propose to serve as the dispute resolver (the "Expert"). Within ten days each of the other Partners shall notify the Initiator and the other Partner that it either accepts the Appointee to serve as the Expert or it proposes its own Appointee provided that if any

Partner fails to respond to the Initiator's notice within ten days of receipt or fails to identify an Appointee within that time it shall be deemed to have accepted the Initiator's Appointee.

10.3.2. If each of the other Partners accepts the Initiator's Appointee, that individual shall serve as the Expert hereunder for the Expert Dispute identified in the Initiator's notice. If there is any other Appointee identified by the other Partners the Appointees shall together be deemed to have been authorized by the Partners to unanimously select an individual to serve as the sole Expert for the Expert Dispute identified in the Initiator's notice. Such Appointees shall be requested to make their selection, without further consultation with any Partner, as soon as practicable and in any event within ten days of the appointment of the last of the Appointees.

10.3.3. In proposing any Appointee each Partner hereby undertakes to select:

10.3.3.1. an individual whose expertise or experience makes such individual qualified to decide the subject matter of the particular Expert Dispute; and

10.3.3.2. an individual who is at arm's length with the Partner and its Affiliates and to the knowledge of the Partner is free of any bias which could reasonably be expected to bear on such individual's judgment with respect to the Expert Dispute.

If two or more Appointees are required to select the Expert they shall be instructed to apply the same criteria to their selection of the Expert.

10.4. <u>Decisions of Expert</u>

Any decision of the Expert made with respect to the Expert Dispute or with respect to any aspect of, or any matter related to, the Expert Dispute (including, without limitation, the procedures to be followed) shall be rendered in writing and shall contain a brief recital of the facts upon which the decision is made and the reasons therefor.

10.5. **Procedure**

The Expert, after giving all Partners an opportunity to be heard, will determine the procedure for the resolution of the Expert Dispute. This procedure shall include, at the least, an opportunity for written submissions by or on behalf of each Partner and may include proceedings by way of exchange of oral argument, hearings with or without witnesses, and such other procedures as the Expert may consider appropriate. If the Partners agree on a code of procedure or on specific matters of procedure, that agreement shall be binding on the Expert.

10.6. **Decisions Final**

Every decision of the Expert made pursuant hereto shall be final and binding upon the Partners and there shall be no appeal therefrom. The Expert shall have jurisdiction to award the costs of the proceeding, including the fees of the Expert, as between the Partners as the Expert see fit, and to direct the payment of interest in respect of such costs at such rates and from and to such dates as are determined by the Expert to be appropriate. For greater certainty the Expert shall not be entitled to make any award of damages or to require any other payment by the Partners or the Partnership provided that this shall not limit the Expert's ability to determine monetary amounts that may be payable pursuant to the Agreement and the payment of interest thereon at such rates and from and to such dates as are determined by the Expert to be appropriate.

10.7. **Fees of Expert**

The normal professional fees for the Expert's time and attendances in dealing with the Expert Dispute, and the similar fees for the Appointees, shall, unless otherwise directed by the Expert in accordance with section 10.6, be paid by the Partnership.

10.8. **Notices**

All notices and all other documents required or permitted by this Article 10 to be given by any Director or Partner to the other Directors or Partners shall be given in accordance with section 11.2. All notices and all other documents required or permitted by this Article 10 to be given by any Partner to the Expert shall be given in accordance with the Expert's instructions.

10.9. **Legal Proceedings**

10.9.1. Subject to section 10.9.2, a Dispute for which Expert Dispute Resolution has been initiated and is being diligently pursued shall not be made the subject matter of an action in any court by any Partner if the Dispute has been finally determined by the Expert. Any such action commenced thereafter shall only be for the purpose of enforcing the decision of the Expert (which shall be final and binding), including having damages, if any, assessed, and recovering the costs incidental to the action.

10.9.2. Nothing in this Article 10 shall preclude any Partner from seeking interim or permanent injunctive relief, specific performance or other equitable remedies in relation to Disputes involving Confidential Information or Disputes where a Partner reasonably believes that such relief is necessary to prevent irreparable harm that cannot be calculated or fully or adequately compensated by recovery of damages above.

ARTICLE 11.
GENERAL PROVISIONS

11.1. Public Notices

No press release or other announcement concerning the Partnership shall be made either prior to or after the Effective Date, by the Partnership or any of the Partners without the prior written consent of all of the Partners (such consent not to be unreasonably withheld) provided, however, that a Partner may, without such consent, make such disclosure if the same is required by applicable law or by any stock exchange on which the securities of such Partner or any of its Affiliates are listed or by any securities commission or other similar regulatory authority having jurisdiction over such Partner or any of its Affiliates, and if such disclosure is required, the Partner making such disclosure shall use best efforts to give prior oral or written notice to the Partnership and the other Partner, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure. The Partners shall attempt in good faith to agree to joint press releases or other announcements concerning the Partnership.

11.2. Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. Notices and other communications shall be addressed as follows:

(a) if to CCI:

120 Adelaide St. West
Suite 1202
Toronto, Ontario
M5H 1T1

Attention: President
Telecopier number: (416) 364-9685

with a copy to CCI's counsel at:

Torys
Maritime Life Tower, Suite 3000
Toronto-Dominion Centre
Toronto, Ontario
M5K 1N2

Attention: Peter E. S. Jewett
Telecopier number: (416) 865-7380

and a copy to Coors U.S.A.:

Coors Brewing Company
12th and East Streets
Golden, CO 80401-1295
U.S.A.

Attention: M. Caroline Turner
Senior Vice-President, General Counsel
Telecopier number: (303) 277-2576

(b) if to Molson or Carling:

1555 Notre Dame Street East
Montreal, Quebec
H2L 2R5

Attention: Senior Vice President, Chief Legal Officer
Telecopier number: (514) 590-6332

(c) if to the Partnership:

120 Adelaide Street West
Suite 1202
Toronto, Ontario, M5H 1T1

Attention: General Manager
Telecopier number: (416) 364-9685

with a copy to each of the Partners

The failure to send or deliver a copy of a notice or other communication to any legal counsel shall not invalidate any notice given under this section.

11.3. **Partnership to Register**

The Partnership shall make and maintain current all such registrations as are necessary under the requisite statutes of any jurisdiction in which it carries on business and each Partner shall supply the Partnership with all information and documents required of it to effect such registrations.

11.4. **No Partition**

Each Partner waives the benefit of all provisions of law, as now in effect or as enacted in the future, relating to actions for partition of real and personal property and agrees that it will not resort to any action at law or in equity to partition the real or personal property owned by the Partnership.

11.5. **Time of Essence**

Time is of the essence of any provision of this Agreement which prescribes a date or period by which the Partner or the Partnership are to take any particular action.

11.6. **Further Assurances**

Each of the Partners shall use reasonable efforts to take all such steps, execute all such documents and do all such acts and things as may be reasonably within its power to implement to their full extent the provisions of this Agreement and to cause the Partnership to act in the manner contemplated by this Agreement.

11.7. **Counterparts**

This Agreement may be signed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

11.8. **Enurement**

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted Transferees.

IN WITNESS WHEREOF the parties have executed this Agreement.

COORS CANADA INC.

by: ______________________
Robert Klugman

MOLSON INC.

by: ______________________

by: ______________________

CARLING O'KEEFE BREWERIES OF CANADA LIMITED

by: ______________________

by: ______________________

11.8. **Enurement**

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted Transferees.

IN WITNESS WHEREOF the parties have executed this Agreement.

COORS CANADA INC.

by: ______________________________

MOLSON INC.

by: ______________________________

by: ______________________________ J.M. DeYoung

CARLING O'KEEFE BREWERIES OF CANADA LIMITED

by: ______________________________

by: ______________________________ J.M. DeYoung

11.8. **Enurement**

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted Transferees.

IN WITNESS WHEREOF the parties have executed this Agreement.

COORS CANADA INC.

by: ______________________________

MOLSON INC.

by: ______________________________

by: ______________________________

CARLING O'KEEFE BREWERIES OF CANADA LIMITED

by: ______________________________

by: ______________________________

SCHEDULE 3.13.1

Beer Categories

1. [redacted]

2. [redacted]

   (a) [redacted]

   (b) [redacted]

   (c) [redacted]

   (d) [redacted]

   (e) [redacted]

   (f) [redacted]

3. [redacted]

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.A
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	105,354,338	As at :	08/31/2004
	Effect on Issued & Outstanding Securities		
Stock Option Plan (Canadian)	3,375		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	105,357,713		

Stock Option Plan (Canadian)

Stock Options Outstanding Opening Balance: **5,873,205** As at : 08/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2004	N		3,375	250	
Totals		0	3,375	250	0

Stock Options Outstanding Closing Balance: **5,869,580** As at : 09/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	10/07/2004 10:30:06
Last Updated:	10/07/2004 10:25:17

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.B
Reporting Period:	09/01/2004 - 09/30/2004

Summary

Issued & Outstanding Opening Balance :	22,375,676	As at :	08/31/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	22,375,676		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	10/07/2004 10:35:14
Last Updated:	10/07/2004 10:34:49